Exhibit (a)(1)(A)

CUTERA, INC.

OFFER TO EXCHANGE

CERTAIN OUTSTANDING OPTIONS

FOR NEW OPTIONS

This document constitutes part of the prospectus relating

to the Cutera, Inc. 2004 Equity Incentive Plan and 1998 Stock Plan,

covering securities that have been registered under the Securities Act of 1933.

June 8, 2009

Exhibit A

CUTERA, INC.

Offer to Exchange Certain

Outstanding Options for New Options

This offer and withdrawal rights will expire at 9:00 p.m., Pacific Time, on July 6, 2009 unless we extend them.

By this offer, we are giving you the opportunity to exchange certain of your outstanding options granted under the Cutera, Inc. 2004 Equity Incentive Plan or the 1998 Stock Plan (together, the “Plans”), whether vested or unvested, for new options to purchase shares of our common stock, provided the vesting criteria are satisfied (“New Options”). All U.S. based employees of Cutera, Inc. (collectively referred to as the “Company,” “Cutera,” “we,” “our” or “us”), may participate in this offer if they remain an employee through the expiration of this offer and the date of grant for New Options. However, Kevin P. Connors (our President, Chief Executive Officer and member of the Board) and Ronald J. Santilli (our Executive Vice President and Chief Financial Officer) (collectively, the “Executive Officers”), and the independent members of our board of directors may not participate in this offer.

If you are eligible to participate in this Offer to Exchange Certain Outstanding Options for New Options (the “Offer to Exchange” or the “offer”), all of your outstanding and unexercised stock options to purchase our common stock with an exercise price per share greater than or equal to $9.00 (“Eligible Options”) are eligible to be exchanged. Each New Option will be granted under and subject to the terms of the 2004 Equity Incentive Plan and will be subject to a new option agreement between you and Cutera.

If you participate in this offer, the number of New Options you receive in exchange for your Eligible Options will be less than the number of exchanged Eligible Options based on an exchange ratio. The New Options will have an exercise price equal to the closing price of our common stock on the same day we cancel the Eligible Options that are exchanged pursuant to this Offer to Exchange (the “New Option Grant Date”), which we expect to be July 6, 2009. If the Expiration Date of the offer is extended, then the New Option Grant Date will be similarly extended.

The New Options will be unvested as of the New Option Grant Date and will be subject to an additional six (6) months of vesting. The vesting schedule of the New Options is detailed in Section 9 of this Offer to Exchange. Vesting is subject to your continued service to us through each relevant vesting date. Your participation in this offer and the receipt of New Options does not provide any guarantee or promise of continued service with Cutera.

Our common stock is traded on the Nasdaq Global Market under the symbol “CUTR.” On May 29, 2009, the closing price of our common stock was $7.78 per share. You should evaluate current market quotes for our common stock, among other factors, before deciding to participate in this offer.

See “Risks of Participating in the Offer” beginning on page 10 for a discussion of risks that you should consider before participating in this offer.

IMPORTANT

If you participate in this offer, you must complete and sign the enclosed election form, and either fax it to us at (415) 715-3563 or hand deliver it to our stock administrator, Abbey Bautista, on the second floor of our main offices at 3240 Bayshore Blvd., Brisbane, California 94005 before 9:00 p.m., Pacific Time, on July 6, 2009, unless the offer is extended. Only documents that are complete, signed and actually received by us by fax or hand delivery as noted above by the deadline will be accepted.

Documents submitted by U.S. mail or other post and Federal Express (or similar delivery service) are not permitted and will not be accepted.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state or foreign securities commission has approved or disapproved of these securities or passed judgment upon the accuracy or adequacy of this offer. Any representation to the contrary is a criminal offense.

You should direct questions about this offer or requests for additional copies of this Offer to Exchange and the other option exchange program documents to Abbey Bautista by telephone at (415) 657-5563, by fax at (415) 715-3563 or by e-mail to abautista@cutera.com.

We recommend that you discuss the personal tax consequences of this offer with your financial, legal and/or tax advisors.

You should rely only on the information contained in this Offer to Exchange or documents to which we have referred you. We have not authorized anyone to provide you with different information. We are not making an offer of the New Options in any jurisdiction where the offer is not permitted. However, we may, at our discretion, take any actions necessary for us to make the offer to option holders in any of these jurisdictions. You should not assume that the information provided in this Offer to Exchange is accurate as of any date other than the date as of which it is shown, or if no date is otherwise indicated, the date of this offer. This Offer to Exchange summarizes various documents and other information. These summaries are qualified in their entirety by reference to the documents and information to which they relate.

TABLE OF CONTENTS

SUMMARY TERM SHEET AND Q&A	1

RISKS OF PARTICIPATING IN THE OFFER	10

THE OFFER	25

1. Eligibility	25

2. Number of New Options; Expiration Date	25

3. Purpose of the offer	27

4. Procedures for electing to exchange options	29

5. Withdrawal rights and change of election	30

6. Acceptance of options for exchange and issuance of New Options	31

7. Conditions of the offer	31

8. Price range of shares underlying the options	33

9. Source and amount of consideration; terms of New Options	34

10. Information concerning Cutera	37

11. Interests of directors and Executive Officers; transactions and arrangements concerning the options	38

12. Status of options acquired by us in the offer; accounting consequences of the offer	39

13. Legal matters; regulatory approvals	39

14. Material U.S. federal income tax consequences	40

15. Material non-U.S. income tax consequences and certain other non-U.S. considerations	41

16. Extension of offer; termination; amendment	41

17. Fees and expenses	42

18. Additional information	42

19. Financial statements	43

20. Miscellaneous	43

SCHEDULE A Information Concerning the Directors and Executive Officers of Cutera	A-1

SCHEDULE B Financial Statements of Cutera	B-1

SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about this offer. You should carefully read the entire Offer to Exchange Certain Outstanding Options for New Options document (the “Offer to Exchange”), and the election form, together with their associated instructions and agreement to the terms of the election. This offer is made subject to the terms and conditions of these documents as they may be amended. The information in this summary is not complete. Additional important information is contained in the remainder of this Offer to Exchange and the other offer documents. We have included in this summary references to other sections in this Offer to Exchange to help you find a more complete description of these topics.

Terms Used in This Offer

•

“Cancellation Date” refers to the same U.S. business day as the Expiration Date. This is the date when Exchanged Options will be cancelled. We expect that the Cancellation Date will be July 6, 2009. If the Expiration Date is extended, then the Cancellation Date will be similarly extended.

•	“Eligible Options” refers to the outstanding and unexercised stock options to purchase our common stock that were granted with an exercise price per share greater than or equal to $9.00.

•

“Eligible Employees” refers to all U.S. based employees of Cutera, Inc. who are employees at the time of this offer and who remain employed through the date of the Cancellation Date and the New Option Grant Date. However, the Executive Officers and the independent members of our board of directors may not participate in this offer.

•	“Exchanged Options” refers to all options that you exchange pursuant to this offer.

•

“Executive Officers” refers to those officers of Cutera listed on Schedule A to this Offer to Exchange, who are officers for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

•

“Expiration Date” refers to the date that this offer expires. We expect that the Expiration Date will be July 6, 2009, at 9:00 p.m., Pacific Time. We may extend the Expiration Date at our discretion. If we extend the offer, the term “Expiration Date” will refer to the time and date at which the extended offer expires.

•

“New Option Grant Date” refers to the date when New Options will be granted. The New Option Grant Date will be the same U.S. business day as the Expiration Date. We expect that the New Option Grant Date will be July 6, 2009. If the Expiration Date is extended, then the New Option Grant Date will be similarly extended.

•

“New Options” refers to the options issued pursuant to this offer that replace your Exchanged Options. The New Options will be granted on the New Option Grant Date under and subject to the terms of the 2004 Equity Incentive Plan and an option agreement between you and Cutera.

•

“Offering Period” refers to the period from the commencement of this offer to the Expiration Date. This period commenced on June 8, 2009 and we expect that it will end at 9:00 p.m., Pacific Time, on July 6, 2009.

•	“Offer to Exchange” refers to this Offer to Exchange Certain Outstanding Options for New Options.

•	“Plans” refer to the Cutera, Inc. 2004 Equity Incentive Plan and the 1998 Stock Plan.

Q1.	Why is Cutera making this offer?

A1.	We believe that this offer will foster retention of our valuable employees and better align the interests of our employees and stockholders to maximize stockholder value. We issued the currently outstanding stock options to attract and retain the best available personnel and to provide additional incentive to our employees. Some of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price for our stock. These options are commonly referred to as being “underwater.” By making this offer, we intend to provide Eligible Employees with the opportunity to own new options that over time may have a greater potential to increase in value. (See Section 3.)

Q2.	Who may participate in this offer?

A2.	You may participate in this offer if you are an Eligible Employee. You are an “Eligible Employee” if you are a U.S. based employee of Cutera, Inc. at the time of this offer, you remain an Eligible Employee through the Expiration Date and the date of grant for New Options, and you hold Eligible Options. However, the Executive Officers and the independent members of our board of directors may not participate in this offer. (See Section 1.)

Q3.	Which options are eligible for exchange?

A3.	All options granted under the Plans, whether vested or unvested, that were granted with an exercise price per share greater than or equal to $9.00, that are outstanding as of the Cancellation Date are eligible for exchange. This means that options must be outstanding as of immediately prior to the cancellation of the options under this offer. For example, if a particular option grant expires after the commencement of this offer, but before the Expiration Date, that particular option grant is not eligible for exchange. (See Section 2.)

Q4.	Are there circumstances under which I would not be granted New Options?

A4.	Yes. If, for any reason, you are no longer an employee of Cutera on the New Option Grant Date, you will not receive any New Options. Instead, you will keep your current Eligible Options, and they will expire in accordance with their terms. Your employment with Cutera will remain “at-will” regardless of your participation in the offer and can be terminated by you or us at any time, with or without cause or notice. (See Section 1.)

Moreover, even if we accept your Exchanged Options, we will not grant New Options to you if we are prohibited from doing so by applicable laws. For example, we could become prohibited from granting New Options as a result of changes in SEC or Nasdaq rules. We do not anticipate any such prohibitions at this time. (See Section 13.)

Q5.	How do I participate in this offer?

A5.	If you choose to participate in this offer, you must do the following before 9:00 p.m., Pacific Time, on July 6, 2009, unless we extend the offer:

1.	Properly complete and sign the enclosed election form.

2.	Deliver the properly completed and signed election form to our stock administrator, Abbey Bautista either via facsimile at (415) 715-3563 or by hand delivery to her on the second floor of Cutera, Inc.’s offices at 3240 Bayshore Blvd., Brisbane, California 94005.

To help you recall your outstanding Eligible Option grants and give you the information that you need to make an informed decision, we will provide you with a summary of your outstanding Eligible Options.

This is a one-time offer and we will strictly enforce the election period. We reserve the right to reject any election forms submitted in connection with the exchange that we determine are not in appropriate form or that we determine are unlawful to accept. Subject to the terms and conditions of this offer, we will accept all properly submitted election forms that are received during the term of this offer. (See Section 4.)

We may extend this offer. If we extend this offer, we will issue a press release, e-mail or other communication disclosing the extension no later than 6:00 a.m., Pacific Time, on the previously scheduled Expiration Date.

The delivery of all documents, including election forms, is at your risk. Only documents that are complete, signed and actually received by Abbey Bautista either by facsimile or hand delivery as noted above by the deadline will be accepted. Documents submitted by any other means, including U.S. mail (or other post) and Federal Express (or similar delivery service), are not permitted and will not be accepted. We intend to confirm the receipt of your election form by e-mail within two U.S. business days of the receipt of your election form. If you have not received an e-mail confirmation by then, we recommend that you confirm with Ms. Bautista that we have received your election form. (See Section 4.)

Q6.	Am I required to participate in this option exchange?

A6.	No. Participation in this offer is completely voluntary. To help you determine your outstanding Eligible Option grants and give you the information that you need to make an informed decision, we will provide you with a summary listing all of your Eligible Options. (See Section 2 and Section 14.)

Q7.	How many New Options will I receive for the options that I exchange?

A7.	Subject to the terms of this offer and upon our acceptance of your properly submitted election form, each Exchanged Option to purchase one share of our common stock will be replaced with a New Option to purchase a number of shares of our common stock equal to (a) the number of options you exchange multiplied by (b) an exchange ratio based on the exercise price of the Exchanged Option as follows:

Per Share Exercise Price of Eligible Option	Exchange Ratio
$9.01-$10.00	81%
$10.01-$11.00	81%
$12.01-$13.00	73%
$13.01-$14.00	61%
$17.01-$18.00	57%
$20.01-$21.00	52%
$22.01-$23.00	42%

$23.01-$24.00	29%
$24.01-$25.00	18%
$26.01-$27.00	41%
$27.01-$28.00	27%
$34.01 and above	22%

For purposes of this offer, including the exchange ratio, the term “New Option” generally refers to an option to purchase one share of our common stock. For purposes of applying the exchange ratio, fractional New Options will be rounded up or down to the nearest whole New Option on a grant by grant basis (with fractional New Options greater than or equal to point five (.5) rounded up to the nearest whole New Option and fractional New Options less than point five (.5) rounded down to the nearest whole New Option). (See Section 2.)

The exchange ratios separately apply to each grant of options. This means that the various Eligible Options you hold may be subject to different exchange ratios. (See Section 2.)

Example

If you exchange an Eligible Option covering 1,025 shares with an exercise price of $18.00, on the New Option Grant Date you will receive a New Option to purchase 584 shares. This is equal to the 1,025 shares multiplied by 57% (the exchange ratio for an Eligible Option with an exercise price of $18.00) and rounded up or down to the nearest whole share.

Q8.	Why isn’t the exchange ratio 1-to-1 for all Eligible Options?

A8.	Each underwater stock option has less value than a New Option that would be granted in this offer. Therefore, in an effort to make this offer an approximately equal exchange, you would need to surrender a higher number of underwater options in exchange for a lesser number of New Options.

Q9.	What will be the exercise price of my New Options?

A9.	The exercise price per share of all New Options will be equal to the closing price of our common stock as reported on the Nasdaq Global Market on the New Option Grant Date, which is expected to be July 6, 2009.

We cannot predict the exercise price of the New Options. (See Section 9.)

Q10.	When will my New Options vest and be exercisable?

A10.

The New Options will be unvested as of the New Option Grant Date and will be subject to an additional six months of vesting, regardless of whether your Eligible Options were wholly or partially vested on the Cancellation Date. This means that all New Options will be fully unvested as of the New Option Grant Date, regardless of whether the exchanged Eligible Options were partially or wholly vested at that time. New Options that replace Eligible Options that were fully vested as of the New Option Grant Date will fully vest six months following the New Option Grant Date. New Options replacing Eligible Options that were not vested as of the New Option Grant Date will have vesting schedules that extend six months beyond the original vesting date of the Eligible Options. All vesting of all options is subject to your continued service to Cutera through each relevant vesting date. As a result, if your service with us terminates (for any reason or no reason) within six months of the New Option Grant Date, your New Options will expire unvested, and you will not be able to exercise any portion of your New Options. (See Section 9.)

Examples

Assuming the Offer to Exchange expires and New Options are granted on July 6, 2009:

•

If your Exchanged Options were fully vested as of the Cancellation Date, then the New Options will fully vest on January 6, 2010 (six months from July 6, 2009), subject to your continued service to Cutera.

•

If a portion of your Exchanged Options was partially vested as of the Cancellation Date and the next scheduled vesting date is August 10, 2009, then a portion of the New Options will vest on January 6, 2010 (six months from July 6, 2009) to the same extent that the Exchanged Options were vested as of the Cancellation Date, as adjusted to account for the exchange ratio, and the next vesting date thereafter will be February 10, 2010 (six months from August 10, 2009), with the number of shares to vest adjusted to account for the exchange ratio, subject to your continued service to Cutera through each vesting date.

Q11.	If I participate in this offer, do I have to exchange all of my Eligible Options?

A11.	No. You may pick and choose which of your outstanding option grants you wish to exchange. If you hold more than one Eligible Option, you may choose to exchange one or more of such Eligible Options without having to exchange all of your Eligible Options. However, if you elect to participate in this offer, you must exchange the entire outstanding and unexercised portion of any particular Eligible Option grant that you choose to exchange, including any Eligible Options which are legally, but not beneficially, owned by you. This means that you may not elect to exchange only some of the shares covered by any particular option grant. However, you may elect to exchange the remaining portion of any option grant that you have partially exercised.

The result is that you may elect to exchange one or more of your option grants, but you must elect to exchange the entire unexercised portion of a given grant or none of the shares for that particular grant. For example and except as otherwise described below, if you hold (1) an Eligible Option to purchase 1,000 shares, 700 of which you have already exercised, (2) an Eligible Option to purchase 1,000 shares, and (3) an Eligible Option to purchase 2,000 shares, you may elect to exchange:

•	Your first option grant covering the entire remaining 300 shares,

•	Your second option grant covering 1,000 shares,

•	Your third option grant covering 2,000 shares,

•	One, two or all three of your three option grants, or

•	None of your option grants.

These are your only choices in the above example. You may not elect, for example, to exchange your first option grant with respect to options to purchase only 150 shares (or any other partial amount) under that grant or less than all of the shares under the second or third option grants. (See Section 2.)

Q12.	When will my Exchanged Options be cancelled?

A12.	Your Exchanged Options will be cancelled on the same U.S. business day as the Expiration Date. We refer to this date as the Cancellation Date. We expect that the Cancellation Date will be July 6, 2009 unless the Offering Period is extended. (See Section 6.)

Q13.	Once I surrender my Exchanged Options, is there anything I must do to receive the New Options?

A13.	Once your Exchanged Options have been surrendered and cancelled, there is nothing that you must do to receive your New Options. We expect that the New Option Grant Date will be July 6, 2009. In order to vest in the shares covered by the New Option, you will need to remain an employee or service provider of Cutera through the applicable vesting dates, as described in Q&A 10. (See Section 1.)

Q14.	When will I receive the New Options?

A14.	We will grant the New Options as of the New Option Grant Date. We expect the New Option Grant Date will be July 6, 2009. If the Expiration Date is delayed, the New Option Grant Date will be similarly delayed. If you are granted New Options, we will provide you with your option agreement shortly after the expiration of the offer. (See Section 6.)

Q15.	Can I exchange shares of Cutera common stock that I acquired when I exercised Cutera options?

A15.	No. This offer relates only to outstanding Cutera options. You may not exchange shares of Cutera common stock in this offer. (See Section 2.)

Q16.	Will I be required to give up all of my rights under the cancelled options?

A16.	Yes. Once we have accepted your Exchanged Options, your Exchanged Options will be cancelled, and you will no longer have any rights under those options. We intend to cancel all Exchanged Options on the same U.S. business day as the Expiration Date. We refer to this date as the Cancellation Date. We expect that the Cancellation Date will be July 6, 2009. (See Section 6.)

Q17.	Will the terms and conditions of my New Options be the same as my Exchanged Options?

A17.	The terms and conditions of your New Options may vary from the terms and conditions of your Exchanged Options, but such changes generally will not substantially and adversely affect your rights, except that your New Options will have a different exercise price and will have a new vesting schedule. (See Section 9.)

Your New Options will be granted under and subject to the terms and conditions of the 2004 Equity Incentive Plan and an option agreement between you and Cutera. The current forms of option agreement for grants made under the 2004 Equity Incentive Plan are either filed or incorporated by reference as exhibits to the Tender Offer Statement on Schedule TO that we have filed with the SEC (the “Schedule TO”) with which this Offer to Exchange has been filed and are available on the SEC website at www.sec.gov. In addition, if your Exchanged Options were not granted under the same stock plan under which your New Options are granted, your New Options may have some additional terms that differ from those that applied to your Exchanged Options – for instance, the treatment of awards in the event of a change in control of Cutera might differ. Please see Section 9 for a fuller discussion of these differences.

Q18.	What happens to my options if I choose not to participate or if my options are not accepted for exchange?

A18.	If we do not receive your election form by the deadline, you choose not to participate, or your options are not accepted by us under this offer, your existing options will (i) remain outstanding until they are exercised or cancelled or expire by their terms, (ii) retain their current exercise price, (iii) retain their current vesting schedule, and (iv) retain their current term. (See Section 6.)

Q19.	How does Cutera determine whether an option has been properly tendered?

A19.	We will determine, in our discretion, all questions about the validity, form, eligibility (including time of receipt) and acceptance of any options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any election form or any options tendered for exchange that we determine are not in appropriate form or that we determine are unlawful to accept. We will accept all properly tendered Eligible Options that are not validly withdrawn, subject to the terms of this offer. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured or waived by us. We have no obligation to give notice of any defects or irregularities in any election form, and we will not incur any liability for failure to give any notice. (See Section 4.)

Q20.	Will I have to pay taxes if I participate in the offer?

A20.	If you participate in the offer, you generally will not be required under current U.S. law to recognize income for U.S. federal income tax purposes at the time of the exchange or the New Option Grant Date. However, you normally will have taxable income when you exercise your New Options or when you sell your shares. (See Section 14.)

We recommend that you consult with your own tax advisor to determine the personal tax consequences to you of participating in this offer.

Q21.	Will my New Options be incentive stock options or nonstatutory stock options for U.S. tax purposes?

A21.	The New Options granted in exchange for your Eligible Options will be granted as nonstatutory stock options.

We recommend that you read the tax discussion in Section 14 of this Offer to Exchange and discuss the personal tax consequences of nonstatutory stock options with your financial, legal and/or tax advisors. (See Section 9 and Section 14.)

Q22.	Will I receive an option agreement if I choose to participate in this offer?

A22.	Yes. All New Options will be subject to an option agreement between you and Cutera, as well as to the terms and conditions of the 2004 Equity Incentive Plan. The current forms of option agreement for grants made under the 2004 Equity Incentive Plan are either filed or incorporated by reference as exhibits to the Schedule TO with which this Offer to Exchange has been filed and are available on the SEC website at www.sec.gov. (See Section 9.)

Q23.	Are there any conditions to this offer?

A23.	Yes. The completion of this offer is subject to a number of customary conditions that are described in Section 7 of this Offer to Exchange. If any of these conditions are not satisfied, we will not be obligated to accept and exchange properly tendered Eligible Options, though we may do so at our discretion. (See Section 2 and Section 7.)

Q24.	If you extend or change the offer, how will you notify me?

A24.	If we extend or change this offer, we will issue a press release, e-mail or other form of communication disclosing the extension or change no later than 6:00 a.m., Pacific Time, on the Expiration Date. (See Section 2 and Section 16.)

Q25.	Can I change my mind and withdraw from this offer?

A25.	Yes. After you have submitted an election form, you may change your mind and withdraw from the offer any time before the Expiration Date. If we extend the Expiration Date, you may withdraw your election any time until the extended offer expires. If you properly withdraw from the offer, then you will retain your Eligible Options under their existing terms. You may change your mind as many times as you wish, but you will be bound by the last properly submitted election form (whether it designates your election to participate in the offer or your election to withdraw from participating in the offer) that we receive before the Expiration Date. (See Section 5.)

Q26.	How do I change or withdraw my election?

A26.	To change or withdraw your election, you must do the following before the Expiration Date:

1.	Properly complete and sign a new election form.

2.	Deliver the properly completed and signed election form to our stock administrator, Abbey Bautista, either via facsimile at (415) 715-3563, by hand delivery to the second floor at Cutera, Inc. offices at 3240 Bayshore Blvd., Brisbane, California 94005 or via e-mail at abautista@cutera.com. (See Section 5.)

Q27.	What if I withdraw my election and then decide again that I want to participate in this offer?

A27.	If you have withdrawn your election to participate and then decide again that you would like to participate in this offer, you may re-elect to participate by submitting a new properly completed election form before the Expiration Date, in accordance with the procedures described in Q&A 26 and Section 4. (See also Q&A 5 and see Section 5.)

Q28.	What if I elect to participate in this offer and then part from the Company before the offer expires?

A28.	If you elect to participate in this offer and your employment ends for any reason before you receive a New Option grant, your election to participate would be cancelled and you would not receive a New Option. If this were to occur, no changes would be made to the terms of your current stock options; i.e., all current options, including the ones you attempted to surrender under the offer, would be treated as if you had declined to participate in the program.

You would have the right to exercise your vested stock options during a limited period of time following your termination of service, all in accordance with their terms and conditions.

Q29.	What if I elect to participate in this offer and then part from the Company after my New Options have been granted?

A29.	If you elect to participate in this offer and your employment ends for any reason after you receive your New Options, then such New Options would be subject to the terms and conditions of the New Options, including the extended vesting schedule described above.

The vesting of all stock options, including the New Options, continues only while you are continuing to provide services to the Company. All stock options – including New Options – that are not vested at the time of termination of service cannot be exercised and would be forfeited.

Q30.	Are you making any recommendation as to whether I should exchange my Eligible Options?

A30.	No. We are not making any recommendation as to whether you should accept or participate in this offer. We understand that the decision whether or not to exchange your Eligible Options in this offer will be a challenging one for many employees. The program does carry risk (see “Risks of Participating in the Offer” on page 10 for information regarding some of these risks), and there are no guarantees that you would ultimately receive greater value from your New Options than from the Eligible Options you exchanged. As a result, you must make your own decision as to whether or not to participate in this offer. For questions regarding personal tax implications or other investment-related questions, you should talk to your own legal counsel, accountant, and/or financial advisor. (See Section 3.)

Q31.	Who can I talk to if I have questions about the offer, or if I need additional copies of the offer documents?

A31.	For additional information or assistance, you should contact our stock administrator, Abbey Bautista by telephone at (415) 657-5563, by fax at (415) 715-3563 or by e-mail to abautista@cutera.com. (See Section 10.)

RISKS OF PARTICIPATING IN THE OFFER

Participating in the offer involves a number of risks, including those described below. This list and the risk factors in our quarterly report on Form 10-Q for the quarter ended March 31, 2009 filed with the SEC on May 4, 2009 highlight the material risks of participating in this offer. You should carefully consider these risks and are encouraged to speak with an investment and tax advisor as necessary before deciding to participate in the offer and with Cutera’s business generally. In addition, we strongly urge you to read the sections in this Offer to Exchange discussing the tax consequences, as well as the rest of this Offer to Exchange for a more in-depth discussion of the risks that may apply to you before deciding to participate in the exchange offer.

In addition, this offer and our SEC reports referred to above include “forward-looking statements.” When used in this Offer to Exchange, the words “anticipate,” “believe,” “estimate,” “expect,” “intend” and “plan” as they relate to us are intended to identify these forward-looking statements. All statements by us regarding our expected future financial position and operating results, our business strategy, our financing plans and expected capital requirements, forecasted trends relating to our services or the markets in which we operate and similar matters are forward-looking statements, and are dependent upon certain risks and uncertainties, including those set forth in this section and other factors described elsewhere in this Offer to Exchange. You should carefully consider these risks, in addition to the other information in this Offer to Exchange and in our other filings with the SEC. The documents we file with the SEC, including the reports referred to above, discuss some of the risks that could cause our actual results to differ from those contained or implied in the forward-looking statements. The safe harbor afforded by the Private Securities Litigation Reform Act of 1995 to certain forward-looking statements does not extend to forward-looking statements made by us in connection with the offer.

The following discussion should be read in conjunction with the financial statements and notes to the financial statements attached as Schedule B and incorporated by reference, as well as our most recent Forms 10-K, 10-Q and 8-K. We caution you not to place undue reliance on the forward-looking statements contained in this offer, which speak only as of the date hereof.

Risk Factors

We are in a difficult economic period, and the uncertainty in the economy may reduce customer demand for our products, cause potential customers to delay their purchase decisions and make it more difficult for some potential customers to obtain credit financing, all of which would adversely affect our business and may increase the volatility of our stock price.

Current economic conditions are unstable and we are in a global recession. The general economic difficulties being experienced by our customers and the lack of availability of consumer credit for some of our customers are adversely affecting the market in which we operate. In times of economic uncertainty or recession, individuals often reduce the amount of money that they spend on discretionary items, including aesthetic procedures. This economic uncertainty may cause potential customers to delay their capital equipment purchase decisions, and may make it more difficult for some potential customers to obtain credit financing necessary to purchase our products or make timely payments to us, each of which can have a material adverse effect on our revenue, profitability and business and may increase the volatility of our stock price.

We rely heavily on our sales professionals to market and sell our products worldwide. If we are unable to effectively train, retain and manage these employees, our ability to manage our business will be harmed, which would impair our future revenue and profitability.

Our success largely depends on our ability to manage and improve the productivity levels of our sales professionals worldwide. Measures we implement in an effort to improve that productivity may not be successful. For example, in January 2009 and April 2009 we had a company-wide reduction of employees, including members of our direct sales force. Further, we restructured our sales commission program, and assigned some sales employees with new sales or management responsibilities. These measures may not improve productivity and may lead to reduced revenue and employee turnover, which could materially harm our business. If we experience significant levels of attrition or reductions in productivity among our sales professionals or our sales managers, our revenue and profitability may be adversely affected as a result.

The initiatives that we are implementing in an effort to improve revenue and profitability could be unsuccessful, which could harm our business.

In the three months ended March 31, 2009, compared to the same period in 2008, our revenue decreased 33%, U.S. sales decreased 49% and international sales decreased 12%. In an effort to improve our revenue and profitability, we have implemented several strategic initiatives focusing on our worldwide sales and marketing infrastructure, product introductions and expense management. For example, we had company-wide reductions in force in January 2009 and April 2009 resulting in a net reduction of approximately 22% of our workforce from December 31, 2008, and we reduced or eliminated certain employee benefit programs. These initiatives are intended to improve our revenue and profitability; however, they may instead result in employee turnover, instability to our operations and cause harm to our business.

A lack of customer demand for our products in any of our markets would harm our revenue.

Most of our products are marketed to established dermatology and plastic surgeon medical offices, as well as the non-core businesses, such as family practitioners, primary care physicians, gynecologists, and non-medical models. Our most recent product introductions, Pearl and Pearl Fractional, are targeted at dermatologists and plastic surgeons. Continuing to achieve and maintain penetration into each of our markets is a material assumption of our business strategy.

Demand for our products in any of our markets could be weakened by several factors, including:

The duration of the current worldwide recession;

Current lack of credit financing for some of our potential customers;

Poor financial performance of market segments that try introducing aesthetic procedures to their businesses;

The inability to differentiate our products from those of our competitors;

Reduced patient demand for elective aesthetic procedures;

Failure to build and maintain relationships with opinion leaders within the various market segments; and

An increase in malpractice lawsuits.

If we do not achieve anticipated demand for our products in each of our market segments, our revenue may be adversely impacted.

To successfully market and sell our products internationally, we must address many issues that are unique to our international business.

Our international revenue was $8.1 million for the three months ended March 31, 2009, which represented 56% of our total revenue. International revenue is a material component of our business strategy. We depend on third-party distributors and a direct sales force to sell our products internationally, and if they underperform we may be unable to increase or maintain our level of international revenue. To grow our business, we will need to improve productivity in current sales territories and expand into new territories. However, direct sales productivity may not improve and distributors may not accept our business or commit the necessary resources to market and sell our products to the level of our expectations. As a result, we may not be able to increase or maintain international revenue growth.

We believe that an increasing amount of our future revenue will come from international sales as we expand our overseas operations and develop opportunities in additional international territories. International sales are subject to a number of risks, including:

Difficulties in staffing and managing our foreign operations;

Export restrictions, trade regulations and foreign tax laws;

Fluctuating foreign currency exchange rates;

Foreign certification and regulatory requirements;

Lengthy payment cycles and difficulty in collecting accounts receivable;

Customs clearance and shipping delays;

Political and economic instability;

Lack of awareness of our brand in international markets;

Preference for locally-produced products; and

Reduced protection for intellectual property rights in some countries.

If one or more of these risks were realized, it could require us to dedicate significant resources to remedy the situation; and if we were unsuccessful at finding a solution, we may not be able to sell our products in a particular market and, as a result, our revenue may decline.

We compete against companies that have longer operating histories, newer and different products, and greater resources, each of which may result in a competitive disadvantage to us and harm our business.

Our industry is subject to intense competition. Our products compete against similar products offered by public companies, such as Candela, Cynosure, Elen (in Italy), Iridex, Palomar, Solta, and Syneron and as well as private companies such as Aesthera, Alma, Lumenis, Sciton and several other companies. We are likely to compete with new companies in the future. Competition with these companies could result in reduced selling prices, reduced profit margins and loss of market share, any of which would harm our business, financial condition and results of operations. We also face competition from medical products, such as Botox, an injectable compound used to reduce wrinkles, and collagen injections. Other alternatives to the use of our products include sclerotherapy, a procedure involving the injection of a solution into the vein to collapse it, electrolysis, a procedure involving the application of electric current to eliminate hair follicles, and chemical peels. We may also face competition from manufacturers of pharmaceutical and other products that have not yet been developed. Our ability to compete effectively depends upon our ability to distinguish our company and our products from our competitors and their products, and includes such factors as:

Success and timing of new product development and introductions;

Product performance;

Product pricing;

Quality of customer support;

•	Development of successful distribution channels, both domestically and internationally; and

Intellectual property protection.

Some of our competitors have newer or different products and more established customer relationships than we do, which could inhibit our market penetration efforts. For example, we have encountered, and expect to continue to encounter, situations where, due to pre-existing relationships, potential customers decided to purchase additional products from our competitors. Potential customers also may need to recoup the cost of products that they have already purchased from our competitors and may decide not to purchase our products, or to delay such purchases. If we are unable to achieve continued market penetration, we will be unable to compete effectively and our business will be harmed.

In addition, some of our current and potential competitors have greater financial, research and development, business development, manufacturing, and sales and marketing resources than we have. Our competitors could utilize their greater financial resources to acquire other companies to gain enhanced name recognition and market share, as well as new technologies or products that could effectively compete with our existing product lines. For example, Thermage acquired Reliant in December 2008 and thereby formed Solta. To compete effectively, we have to demonstrate that our products are attractive alternatives to other devices and treatments by differentiating our products on the basis of such factors as performance, brand name, service and price, and this is difficult to do in a crowded market. Our competitors could form strategic alliances with other companies to develop products and solutions that effectively compete with our products. For example, Palomar and Syneron have each entered into agreements with Proctor and Gamble for the proposed development of home-use aesthetic devices. Business combinations and alliances by our competitors could increase competition, which could harm our business.

The aesthetic equipment market is characterized by rapid innovation. To compete effectively, we must develop and acquire new products, market them successfully, and identify new markets for our technology.

We have created products to apply our technology to hair removal, treatment of veins and skin rejuvenation, including the treating of diffuse redness, skin laxity, fine lines, wrinkles, skin texture, pore size and pigmented lesions. Currently, these applications represent the majority of offered laser and other energy-based aesthetic procedures. To grow in the future, we must develop and acquire new and innovative aesthetic applications, identify new markets for our existing technologies, and develop and acquire new technologies for various platforms. To successfully expand our product offerings, we must, among other things:

Develop and acquire new products that either add to or significantly improve our current products;

Convince our customers and prospects that our new products or upgrades would be an attractive revenue-generating addition to their practices;

Sell our products to a broad customer base;

Identify new markets and alternative applications for our technology;

Protect our existing and future products with defensible intellectual property; and

Satisfy and maintain all regulatory requirements for commercialization.

Every year since 2000, we have introduced at least one new product. Historically, these introductions have generally been a significant component of our financial performance. Our business strategy is based, in part, on our expectation that we will continue to make regular product introductions that we can sell to new customers as systems and to existing customers as upgrades to their existing systems. However, even with a significant investment in research and development, we may be unable to continue to develop, acquire or effectively launch and market new products and technologies regularly, or at all, which could adversely affect our business.

In addition, our former Executive Vice President of Research & Development, who is also one of our founders, resigned from his employment with us effective March 2009 to pursue personal interests. Although we have appointed a new head of that department, his experience and leadership was critical to our historical product development initiatives. As a result, we may not be able to continue our trend of regular new product introductions. Also, we may need additional research and development resources to make product introductions, which may be more costly and time consuming to our organization.

Some of our competitors release new products more often and more successfully than we do. For example, in the second half of 2008, revenue from sales of our new Pearl Fractional product to new and existing customers did not meet our expectations. We believe that, to increase revenue from sales of new products and related upgrades, we need to continue to develop our clinical support, further expand and nurture relationships with industry thought leaders and increase market awareness of the benefits of our new products. If we fail to successfully commercialize any of our new products, our business could be harmed.

While we attempt to protect our products through patents and other intellectual property, there are few barriers to entry that would prevent new entrants or existing competitors from developing products that compete directly with ours. For example, while our CoolGlide product was the first long-pulse Nd:YAG, or long wavelength, laser system cleared by the FDA for permanent hair reduction on all skin types, competitors have subsequently introduced systems that utilize Nd:YAG lasers, and received FDA clearances to market these products as treating all skin types. We expect that any competitive advantage we may enjoy from other current and future innovations, such as combining multiple hand pieces in a single system to perform a variety of applications, may diminish over time, as companies successfully respond to our, or create their own, innovations. Consequently, we believe that we will have to continuously innovate and improve our products and technology to compete successfully. If we are unable to innovate successfully, our products could become obsolete and our revenue could decline as our customers and prospects purchase our competitors’ products.

If there is not sufficient consumer demand for the procedures performed with our products, practitioner demand for our products could be inhibited, resulting in unfavorable operating results and reduced growth potential.

Continued expansion of the global market for laser and other energy-based aesthetic procedures is a material assumption of our business strategy. Most procedures performed using our products are elective procedures not reimbursable through government or private health insurance, with the costs borne by the patient. The decision to utilize our products may therefore be influenced by a number of factors, including:

Consumer disposable income and access to consumer credit, which as a result of the current recession, have been significantly impacted;

The cost of procedures performed using our products;

The cost, safety and effectiveness of alternative treatments, including treatments which are not based upon laser or other energy-based technologies and treatments which use pharmaceutical products;

The success of our sales and marketing efforts; and

The education of our customers and patients on the benefits and uses of our products, compared to competitors’ products and technologies.

If, as a result of these factors, there is not sufficient demand for the procedures performed with our products, practitioner demand for our products could be reduced, which could have a material adverse effect on our business, financial condition, revenue and result of operations.

If PSS World Medical fails to perform to our expectations, we may fail to achieve anticipated operating results.

We have a distribution agreement with PSS World Medical. PSS sales professionals work in coordination with our sales force to locate new customers for our products throughout the United States. Revenue from PSS declined in 2008, compared with 2007, and represented approximately 14% of our worldwide revenue in both 2008 and 2007. Although we have dedicated sales professionals to work closely with, and increase the focus and attention on, our PSS relationship, there is no assurance that the focus on PSS will translate into increased revenue for us. Further, if PSS does not perform adequately under the arrangement, or terminates our relationship, it may have a material adverse effect on our business, financial condition and results of operations.

We depend on skilled and experienced personnel to operate our business effectively. If we are unable to recruit, hire and retain these employees, our ability to manage and expand our business will be harmed, which would impair our future revenue and profitability.

Our success largely depends on the skills, experience and efforts of our officers and other key employees. Except for Change of Control and Severance Agreements for our executive officers, we do not have employment contracts with any of our officers or other key employees. Any of our officers and other key employees may terminate their employment at any time. We do not have a succession plan in place for each of our officers and key employees. In addition, we do not maintain “key person” life insurance policies covering any of our employees. The loss of any of our senior management team members could weaken our management expertise and harm our business.

Our ability to retain our skilled labor force and our success in attracting and hiring new skilled employees are critical factors in determining whether we will be successful in the future. We may not be able to meet our future hiring needs or retain existing personnel. We may face particularly significant challenges and risks in hiring, training, managing and retaining engineering and sales and marketing employees. Failure to attract and retain personnel, particularly technical and sales and marketing personnel, would materially harm our ability to compete effectively and grow our business.

We may incur substantial expenses if our practices are shown to have violated the Telephone Consumer Protection Act, and defending ourselves against the related litigation could distract management and harm our business.

A class action lawsuit was filed against us in January 2008 alleging violations under the federal Telephone Consumer Protection Act and related Illinois state laws. On April 22, 2009, following negotiations between the parties, the plaintiff confirmed in writing that, subject to Court approval and the signing of a definitive agreement, the parties have agreed to settle this lawsuit upon payment by the Company of $850,000, net of administrative costs and any amount recoverable from the Company’s insurance relating to this proposed settlement. Unless those contingencies have been satisfied, there are no assurances that this lawsuit will settle on these proposed terms, or on any terms. If this lawsuit does not settle, then it may cause us to incur additional significant expenses, consume resources and continue to divert the attention of our management from our business operations. Each of these factors could harm our business.

Two securities class action lawsuits were filed against us in April and May 2007, respectively, based upon the decreases in our stock price following the announcement of our preliminary first quarter 2007 revenue and earnings, and the announcement of our revised 2007 guidance. Defending ourselves against this litigation could distract management and harm our business.

Two class action lawsuits were filed against us following declines in our stock price in the spring of 2007. On November 1, 2007, the court ordered the two cases consolidated. These consolidated cases have been on appeal since November 2008 after our motion to dismiss the plaintiffs’ complaint was granted. Although we retain director and officer liability insurance, there can be no guarantee that such insurance will cover the claims that are made or will insure us fully for all losses on covered claims. This litigation may distract our management and consume resources that would otherwise have been directed toward operating our business. Each of these factors could harm our business.

We are exposed to fluctuations in the market values of our portfolio of investments, specifically auction rate securities (ARS), and due to interest rates changes. Due to failed auctions of our auction rate investments since February 2008, we are unable to readily liquidate our ARS into cash, and in 2008, we took impairment charges. If these auctions continue to fail and the market value of our ARS declines further, we may have to take additional impairment charges, which could reduce future earnings, harm our business and cause our stock price to decline.

We invest our excess cash primarily in money market funds and in highly liquid debt instruments of the U.S. government and its agencies, U.S. municipalities (including ARS). As of March 31, 2009, our balance in marketable securities was $67.6 million. The longer the duration of a security, the more susceptible it is to changes in market interest rates and bond yields. As yields increase, those securities with a lower yield-at-cost show a mark-to-market unrealized loss. For example, assuming a hypothetical increase in interest rates of one percentage point, the fair value of our total investment portfolio as of March 31, 2009 would have potentially decreased by approximately $422,000, resulting in an unrealized loss that would subsequently adversely impact our earnings. As a result, changes in the market interest rates will affect our future net income (loss).

As of March 31, 2009, our marketable securities included $9.5 million of ARS, which were classified under the caption of “Long-term investments” in the Condensed Consolidated Balance Sheets. These ARS are designed to provide liquidity via an auction process that resets the applicable interest rate at predetermined calendar intervals, generally every 35 days—though auctions for some of the securities are held every 360 days. However, since February 2008, auctions for each of our investments in ARS have failed due to the current overall credit concerns in capital markets. Upon an auction failure, the interest rates do not reset at a market rate but instead reset based on a formula contained in the security, which rate is generally higher than the current market rate. The failure of the auctions impacts our ability to readily liquidate our ARS into cash until a future auction of these investments is successful, a buyer is found outside of the auction process or the ARS is refinanced by the issuer into another type of debt instrument. In April and May 2009, approximately $3.9 million of our ARS were repaid by the Issuer at full par value.

In 2008, we recorded other-than-temporary impairment charges of $3.6 million relating to our ARS investments. If in the future we are unable to liquidate our investments in ARS, or there are further other-than-temporary impairments in their market value, we may have to take additional charges, which could reduce our future earnings, harm our business and cause our stock price to decline.

The price of our common stock may fluctuate substantially. We have a limited number of shares of common stock outstanding, a large portion of which is held by a small number of investors, which could result in the increase in volatility of our stock price.

As of December 31, 2008, approximately 63% of our outstanding shares of common stock were held by 10 institutional investors. As a result of our relatively small public float, our common stock may be less liquid than the stock of companies with broader public ownership. Among other things, trading of a relatively small volume of our common stock may have a greater impact on the trading price for our shares than would be the case if our public float were larger.

In 2008, the global equities market declined sharply and our industry was adversely affected. The public market price of our common stock has in the past fluctuated substantially and, due to the current concentration of stockholders and the continuing global recession, may continue to do so in the future. The market price for our common stock could also be affected by a number of other factors, including:

The duration of the current global economic recession, and other general market conditions unrelated to our operating performance;

Sales of large blocks of our common stock, including sales by our executive officers, directors and our large institutional investors;

Quarterly variations in our, or our competitors’, results of operations;

Changes in analysts’ estimates, investors’ perceptions, recommendations by securities analysts or our failure to achieve analysts’ estimates;

The announcement of new products or service enhancements by us or our competitors;

The announcement of the departure of a key employee or executive officer;

Regulatory developments or delays concerning our, or our competitors’ products; and

The initiation of litigation by us or against us.

Actual or perceived instability in our stock price could reduce demand from potential buyers of our stock, thereby causing our stock price to either remain depressed or to decline further.

We may be involved in future costly intellectual property litigation, which could impact our future business and financial performance.

Our competitors or other patent holders may assert that our present or future products and the methods we employ are covered by their patents. In addition, we do not know whether our competitors own or will obtain patents that they may claim prevent, limit or interfere with our ability to make, use, sell or import our products. Although we may seek to resolve any potential future claims or actions, we may not be able to do so on reasonable terms, or at all. If, following a successful third-party action for infringement, we cannot obtain a license or redesign our products, we may have to stop manufacturing and selling the applicable products and our business would suffer as a result. In addition, a court could require us to pay substantial damages, and prohibit us from using technologies essential to our products, any of which would have a material adverse effect on our business, results of operations and financial condition.

We may become involved in litigation not only as a result of alleged infringement of a third party’s intellectual property rights but also to protect our own intellectual property. For example, we have been, and may hereafter become, involved in litigation to protect the trademark rights associated with our company name or the names of our products. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate, and could divert management’s attention from our core business.

Intellectual property rights may not provide adequate protection for some or all of our products, which may permit third parties to compete against us more effectively.

We rely on patent, copyright, trade secret and trademark laws and confidentiality agreements to protect our technology and products. At March 31, 2009, we had eleven issued U.S. patents. Some of our components, such as our laser module, electronic control system and high-voltage electronics, are not, and in the future may not be, protected by patents. Additionally, our patent applications may not issue as patents or, if issued, may not issue in a form that will be advantageous to us. Any patents we obtain may be challenged, invalidated or legally circumvented by third parties. Consequently, competitors could market products and use manufacturing processes that are substantially similar to, or superior to, ours. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by consultants, vendors, former employees or current employees, despite the existence generally of confidentiality agreements and other contractual restrictions. Monitoring unauthorized uses and disclosures of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be effective. Moreover, the laws of many foreign countries will not protect our intellectual property rights to the same extent as the laws of the United States.

The absence of complete intellectual property protection exposes us to a greater risk of direct competition. Competitors could purchase one of our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, design around our protected technology, or develop their own competitive technologies that fall outside of our intellectual property rights. If our intellectual property is not adequately protected against competitors’ products and methods, our competitive position and our business could be adversely affected.

If we fail to obtain or maintain necessary FDA clearances for our products and indications, if clearances for future products and indications are delayed or not issued, if there are federal or state level regulatory changes or if we are found to have violated applicable FDA marketing rules, our commercial operations would be harmed.

Our products are medical devices that are subject to extensive regulation in the United States by the FDA for manufacturing, labeling, sale, promotion, distribution and shipping. Before a new medical device, or a new use of or labeling claim for an existing product, can be marketed in the United States, it must first receive either 510(k) clearance or pre-marketing approval from the FDA, unless an exemption applies. Either process can be expensive and lengthy. In the event that we do not obtain FDA clearances or approvals for our products, our ability to market and sell them in the United States and revenue derived there from may be adversely affected.

Medical devices may be marketed in the United States only for the indications for which they are approved or cleared by the FDA. For example, we have FDA clearance to market our Titan product in the United States only for deep dermal heating, and are therefore prevented from promoting or advertising Titan in the United States for any other indications. If we fail to comply with these regulations, it could result in enforcement action by the FDA which could lead to such consequences as warning letters, adverse publicity, criminal enforcement action and/or third-party civil litigation, each of which could adversely affect us.

We have obtained 510(k) clearance for the indications for which we market our products. However, our clearances can be revoked if safety or effectiveness problems develop. We also are subject to Medical Device Reporting regulations, which require us to report to the FDA if our products cause or contribute to a death or serious injury, or malfunction in a way that would likely cause or contribute to a death or serious injury. Our products are also subject to state regulations, which are, in many instances, in flux. Changes in state regulations may impede sales. For example, federal regulations allow our products to be sold to, or on the order of, “licensed practitioners,” as determined on a state-by-state basis. As a result, in some states, non-physicians may legally purchase our products. However, a state could change its regulations at any time, thereby disallowing sales to particular types of end users. We cannot predict the impact or effect of future legislation or regulations at the federal or state levels.

The FDA and state authorities have broad enforcement powers. If we fail to comply with applicable regulatory requirements, it could result in enforcement action by the FDA or state agencies, which may include any of the following sanctions:

Warning letters, fines, injunctions, consent decrees and civil penalties;

Repair, replacement, recall or seizure of our products;

Operating restrictions or partial suspension or total shutdown of production;

Refusing our requests for 510(k) clearance or pre-market approval of new products, new intended uses, or modifications to existing products;

Withdrawing 510(k) clearance or pre-market approvals that have already been granted; and

Criminal prosecution. If any of these events were to occur, it could harm our business.

If we fail to comply with the FDA’s Quality System Regulation and laser performance standards, our manufacturing operations could be halted, and our business would suffer.

We are currently required to demonstrate and maintain compliance with the FDA’s Quality System Regulation, or QSR. The QSR is a complex regulatory scheme that covers the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products. Because our products involve the use of lasers, our products also are covered by a performance standard for lasers set forth in FDA regulations. The laser performance standard imposes specific record-keeping, reporting, product testing and product labeling requirements. These requirements include affixing warning labels to laser products, as well as incorporating certain safety features in the design of laser products. The FDA enforces the QSR and laser performance standards through periodic unannounced inspections. Our failure to take satisfactory corrective action in response to an adverse QSR inspection or our failure to comply with applicable laser performance standards could result in enforcement actions, including a public warning letter, a shutdown of our manufacturing operations, a recall of our products, civil or criminal penalties, or other sanctions, such as those described in the preceding paragraph, which would cause our sales and business to suffer.

If we modify one of our FDA-approved devices, we may need to seek re-approval, which, if not granted, would prevent us from selling our modified products or cause us to redesign our products.

Any modifications to an FDA-cleared device that would significantly affect its safety or effectiveness or that would constitute a major change in its intended use would require a new 510(k) clearance or possibly a pre-market approval. We may not be able to obtain additional 510(k) clearance or pre-market approvals for new products or for modifications to, or additional indications for, our existing products in a timely fashion, or at all. Delays in obtaining future clearance would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our revenue and future profitability.

We have made modifications to our devices in the past and may make additional modifications in the future that we believe do not or will not require additional clearance or approvals. If the FDA disagrees, and requires new clearances or approvals for the modifications, we may be required to recall and to stop marketing the modified devices, which could harm our operating results and require us to redesign our products.

We may be unable to obtain or maintain international regulatory qualifications or approvals for our current or future products and indications, which could harm our business.

Sales of our products outside the United States are subject to foreign regulatory requirements that vary widely from country to country. In addition, exports of medical devices from the United States are regulated by the FDA. Complying with international regulatory requirements can be an expensive and time-consuming process and approval is not certain. The time required to obtain clearance or approvals, if required by other countries, may be longer than that required for FDA clearance or approvals, and requirements for such clearances or approvals may significantly differ from FDA requirements. We may be unable to obtain or maintain regulatory qualifications, clearances or approvals in other countries. We may also incur significant costs in attempting to obtain and in maintaining foreign regulatory approvals or qualifications. If we experience delays in receiving necessary qualifications, clearances or approvals to market our products outside the United States, or if we fail to receive those qualifications, clearances or approvals, we may be unable to market our products or enhancements in international markets effectively, or at all, which could have a material adverse effect on our business and growth strategy.

Any acquisitions that we make could disrupt our business and harm our financial condition.

We expect to evaluate potential strategic acquisitions of complementary businesses, products or technologies. We may also consider joint ventures and other collaborative projects. We may not be able to identify appropriate acquisition candidates or strategic partners, or successfully negotiate, finance or integrate any businesses, products or technologies that we acquire. Furthermore, the integration of any acquisition and management of any collaborative project may divert management’s time and resources from our core business and disrupt our operations and we may incur significant legal, accounting and banking fees in connection with such a transaction. In addition, if we purchase a company that is not profitable, our cash balances may be reduced or depleted. We do not have any experience as a team with acquiring companies or products. If we decide to expand our product offerings beyond laser and other energy-based products, we may spend time and money on projects that do not increase our revenue. Any cash acquisition we pursue would diminish our available cash balances to us for other uses, and any stock acquisition could be dilutive to our stockholders.

While we from time to time evaluate potential collaborative projects and acquisitions of businesses, products and technologies, and anticipate continuing to make these evaluations, we have no present understandings, commitments or agreements with respect to any material acquisitions or collaborative projects.

The expense and potential unavailability of insurance coverage for our customers could adversely affect our ability to sell our products, and therefore our financial condition.

Some of our customers and prospective customers have had difficulty in procuring or maintaining liability insurance to cover their operation and use of our products. Medical malpractice carriers are withdrawing coverage in certain states or substantially increasing premiums. If this trend continues or worsens, our customers may discontinue using our products and potential customers may opt against purchasing laser and other energy based products due to the cost or inability to procure insurance coverage. The unavailability of insurance coverage for our customers and prospects could adversely affect our ability to sell our products, and that could harm our financial condition.

Because we do not require training for users of our products, and sell our products at times to non-physicians, there exists an increased potential for misuse of our products, which could harm our reputation and our business.

Federal regulations allow us to sell our products to or on the order of “licensed practitioners.” The definition of “licensed practitioners” varies from state to state. As a result, our products may be purchased or operated by physicians with varying levels of training, and in many states, by non-physicians, including nurse practitioners, chiropractors and technicians. Outside the United States, many jurisdictions do not require specific qualifications or training for purchasers or operators of our products. We do not supervise the procedures performed with our products, nor do we require that direct medical supervision occur. We and our distributors generally offer but do not require product training to the purchasers or operators of our products. In addition, we sometimes sell our systems to companies that rent our systems to third parties and that provide a technician to perform the procedures. The lack of training and the purchase and use of our products by non-physicians may result in product misuse and adverse treatment outcomes, which could harm our reputation and our business, and, in the event these result in product liability litigation, distract management and subject us to liability, including legal expenses.

Product liability suits could be brought against us due to a defective design, material or workmanship or misuse of our products and could result in expensive and time-consuming litigation, payment of substantial damages and an increase in our insurance rates.

If our products are defectively designed, manufactured or labeled, contain defective components or are misused, we may become subject to substantial and costly litigation by our customers or their patients. Misusing our products or failing to adhere to operating guidelines could cause significant eye and skin damage, and underlying tissue damage. In addition, if our operating guidelines are found to be inadequate, we may be subject to liability. We have been involved, and may in the future be involved, in litigation related to the use of our products. Product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizable damage awards against us. We may not have sufficient insurance coverage for all future claims. We may not be able to obtain insurance in amounts or scope sufficient to provide us with adequate coverage against all potential liabilities. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, could harm our reputation in the industry and could reduce product sales. In addition, we have been experiencing steep increases in our product liability insurance premiums. If our premiums continue to rise, we may no longer be able to afford adequate insurance coverage.

If we are unable to maintain adequate insurance coverage, or we have product liability claims in excess of our insurance coverage, claims would be paid out of cash reserves, thereby harming our financial condition, operating results and profitability.

Our manufacturing operations are dependent upon third-party suppliers, making us vulnerable to supply shortages and price fluctuations, which could harm our business.

Many of the components and materials that comprise our products are currently manufactured by a limited number of suppliers. A supply interruption or an increase in demand beyond our current suppliers’ capabilities could harm our ability to manufacture our products until a new source of supply is identified and qualified. Our reliance on these suppliers subjects us to a number of risks that could harm our business, including:

Interruption of supply resulting from modifications to or discontinuation of a supplier’s operations;

Delays in product shipments resulting from uncorrected defects, reliability issues or a supplier’s variation in a component;

A lack of long term supply arrangements for key components with our suppliers;

Inability to obtain adequate supply in a timely manner, or on reasonable terms;

Difficulty locating and qualifying alternative suppliers for our components in a timely manner;

Production delays related to the evaluation and testing of products from alternative suppliers and corresponding regulatory qualifications; and

Delay in supplier deliveries.

Any interruption in the supply of components or materials, or our inability to obtain substitute components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers, which would have an adverse effect on our business.

Any defects in the design, material or workmanship of our products may not be discovered prior to shipment to customers, which could result in warranty obligations that may reduce our future revenue and increase our cost.

The design of our products is complex. To manufacture them successfully, we must procure quality components and employ individuals with a significant degree of technical expertise. If our designs are defective, if suppliers fail to deliver components to specification, or if our employees fail to properly assemble, test and package our products, the reliability and performance of our products will be compromised.

If our products contain defects that cannot be repaired easily and inexpensively, we may experience:

Loss of customer orders and delay in order fulfillment;

Damage to our brand reputation;

Increased cost of our warranty program due to product repair or replacement;

Inability to attract new customers;

Diversion of resources from our manufacturing and research and development departments into our service department; and

Legal action.

The occurrence of any one or more of the foregoing could materially harm our business.

We forecast sales to determine requirements for components and materials used in our products and if our forecasts are incorrect, we may experience either delays in shipments or increased inventory costs.

We keep limited materials and components on hand. To manage our manufacturing operations with our suppliers, we forecast anticipated product orders and material requirements to predict our inventory needs up to twelve months in advance and enter into purchase orders on the basis of these requirements. Our experience of materials usage may not provide us with enough data to accurately predict future demand. If our sales demand decreases significantly, or if we overestimate our component and material requirements, we will have excess inventories and incur costs associated with the termination of existing purchase order obligations, which would increase our expenses. If our business expands, or if we underestimate our component and material requirements, we may have inadequate inventories, which could interrupt, delay or prevent delivery of our products to our customers. Any of these occurrences would negatively affect our financial performance and the level of satisfaction our customers have with our business.

Our gross and operating margins may vary over time.

Our gross and operating margins may be adversely affected by a number of factors, including decreases in our shipment volume, reductions in, or obsolescence of, our inventory, shifts in our product mix and increased expenses associated with repairing defective products covered by our warranty program. In addition, the competitive market environment in which we operate may adversely affect pricing for our products. Because we own most of our manufacturing capacity, a significant portion of our operating costs are fixed. If we experience a decrease in shipment volume, or have to reduce our pricing to remain competitive, or experience a greater than expected failure rate for any of our products, our gross and operating margins will be adversely impacted.

We offer payment terms for qualified customers, In the event that there is a default by any of these customers, this could affect our earnings and could result in an increase in our days sales outstanding.

While we qualify customers to whom we offer payment terms, we cannot assure that the financial positions of these customers will not change adversely before we receive payment. In the event that there is a default by any of our customers to whom we have provided payment terms, this could affect our earnings and could result in an increase in our days sales outstanding.

We are subject to fluctuations in the exchange rate of the U.S. dollar and foreign currencies.

As a result of recent fluctuations in currency markets and the strong dollar relative to many other major currencies, our products priced in U.S. dollars may be more expensive relative to products of our foreign competitors, which could result in lower sales. We do not actively hedge our exposure to currency rate fluctuations. While we transact business primarily in U.S. Dollars, and a significant proportion of our revenue is denominated in U.S. Dollars, a portion of our costs and revenue is denominated in other currencies, such as the Euro, Japanese Yen, Australian Dollar, Canadian Dollar and British Pound Sterling. As a result, changes in the exchange rates of these currencies to the U.S. Dollar will affect our net income (loss).

We may have exposure to additional tax liabilities which could negatively impact our income tax provision, net income and cash flow.

We are subject to income taxes and other taxes in both the U.S. and the foreign jurisdictions in which we currently operate or have historically operated. The determination of our worldwide provision for income taxes and current and deferred tax assets and liabilities requires judgment and estimation. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. We are subject to regular review and audit by both domestic and foreign tax authorities as well as subject to the prospective and retrospective effects of changing tax regulations and legislation. Although we believe our tax estimates are reasonable, the ultimate tax outcome may materially differ from the tax amounts recorded in our consolidated financial statements and may materially affect our income tax provision, net income, and cash flows in the period in which such determination is made.

Anti-takeover provisions in our Amended and Restated Certificate of Incorporation and Bylaws, and Delaware law, contain provisions that could discourage a takeover.

Our Amended and Restated Certificate of Incorporation and Bylaws, and Delaware law, contain provisions that might enable our management to resist a takeover, and might make it more difficult for an investor to acquire a substantial block of our common stock. These provisions include:

A classified board of directors;

Advance notice requirements to stockholders for matters to be brought at stockholder meetings;

A supermajority stockholder vote requirement for amending certain provisions of our Amended and Restated Certificate of Incorporation and Bylaws;

Limitations on stockholder actions by written consent; and

The right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer.

These provisions, as well as Change of Control and Severance Agreements entered into with each of our executive officers, might discourage, delay or prevent a change in control of our company or a change in our management. The existence of these provisions could adversely affect the voting power of holders of common stock and limit the price that investors might be willing to pay in the future for shares of our common stock.

THE OFFER

1.	Eligibility.

You are an “Eligible Employee” if you are a U.S. employee of Cutera, Inc. as of the date of this offer and you remain employed by Cutera through the Cancellation Date and the New Option Grant Date. However, the Executive Officers and the independent members of the board of directors of Cutera may not participate in this offer. Our Executive Officers and directors are listed on Schedule A of this Offer to Exchange.

To receive a grant of New Options, you must remain employed by Cutera through the New Option Grant Date. If you do not remain employed by Cutera through the New Option Grant Date, you will keep your current Eligible Options, and they will be treated in accordance with their terms and conditions. If we do not extend the deadline of the offer, the New Option Grant Date is expected to be July 6, 2009. Your employment with Cutera will remain “at-will” and can be terminated by you or us at any time, with or without cause or notice. In order to continue to vest in your New Options, you must remain an employee through each relevant vesting date.

2.	Number of New Options; Expiration Date.

Subject to the terms and conditions of this offer, we will accept for exchange certain outstanding, unexercised options granted under the Plans that are held by Eligible Employees and that are properly elected to be exchanged, and are not validly withdrawn, before the Expiration Date. In order to be eligible, options must be outstanding as of immediately prior to the cancellation of the options under this offer and must be options granted with an exercise price per share greater than or equal to $9.00. For example, if a particular option grant expires after commencement, but before cancellation, of the offer, that particular option grant is not eligible for exchange.

Participation in this offer is completely voluntary. You may decide which of your Eligible Options you wish to exchange. If you hold more than one Eligible Option, you may choose to exchange one or more of such Eligible Options without having to exchange all of your Eligible Options. However, if you elect to participate in this offer, you must exchange the entire outstanding and unexercised portion of any particular Eligible Option grant that you choose to exchange, including any Eligible Options which are legally, but not beneficially, owned by you. In other words, you must accept the offer with respect to all the shares subject to each particular Eligible Option. We are not accepting partial tenders of option grants. However, you may elect to exchange the remaining portion of an option grant that you have partially exercised.

As a result, you may elect to exchange certain of your Eligible Options, but you must elect to exchange the entire unexercised portion of a given grant of Eligible Options or none of the shares for that particular grant. For example and except as otherwise described below, if you hold (1) an Eligible Option to purchase 1,000 shares, 700 of which you have already exercised, (2) an Eligible Option to purchase 1,000 shares, and (3) an Eligible Option to purchase 2,000 shares, you may elect to exchange:

•	Your first option grant covering the entire remaining portion of 300 shares,

•	Your second option grant covering 1,000 shares,

•	Your third option grant covering 2,000 shares,

•	One, two or all three of your three option grants, or

•	None of your option grants.

These are your only choices in the above example. You may not elect, for example, to exchange your first option grant with respect to options to purchase only 150 shares (or any other partial amount) under that grant or less than all of the shares under the second or third option grants.

Eligible Options.

The only options that Eligible Employees may exchange for New Options are those outstanding options having an exercise price greater than or equal to $9.00 per share. As of May 29, 2009, Eligible Employees were holding Eligible Options to purchase 936,573 shares of our common stock, with a weighted average exercise price of $17.99 per share and a weighted average remaining term of 5 years.

Exchange Ratio

The option exchange program does not work on a one-for-one exchange basis. Eligible Employees surrendering Eligible Options will receive New Options covering fewer shares than are covered by the surrendered options. The ratio of the number of shares underlying a New Option to the number of shares underlying an Eligible Option that is surrendered is referred to as the “exchange ratio.” The proposed exchange ratio for the Exchanged Option depends on several factors including, the original exercise price and the remaining contractual term of the surrendered option. Eligible Options have original contractual terms of either 5, 7 or 10 years, resulting in a varied duration of the remaining contractual term used for valuing the Exchanged Options. The exchange ratios were designed to result in the issuance of New Options with a fair value, for financial accounting purposes, approximately equal to the fair value of the options surrendered in the exchange. We calculated the fair value of the Eligible Options using the Black-Scholes option valuation model.

Shown in the table below are the exchange ratios that we will use in this Offer, which are based upon assumptions and various calculations performed as of May 29, 2009.

Per Share Exercise Price of Eligible Option	Exchange Ratios (New options to Cancelled Options)
$9.01-$10.00	81%
$10.01-$11.00	81%
$12.01-$13.00	73%
$13.01-$14.00	61%
$17.01-$18.00	57%
$20.01-$21.00	52%
$22.01-$23.00	42%
$23.01-$24.00	29%
$24.01-$25.00	18%

$26.01-$27.00	41%
$27.01-$28.00	27%
$34.01 and above	22%

Subject to the terms of this offer and upon our acceptance of your properly submitted election forms, each Exchanged Option to purchase one share of our common stock will be replaced with a New Option to purchase a number of shares of our common stock equal to (a) the number of options you exchange multiplied by (b) the exchange ratio noted above.

For purposes of this offer, including the exchange ratio, the term “New Option” generally refers to an option to purchase one share of our common stock. For purposes of applying the exchange ratio, fractional New Options will be rounded up or down to the nearest whole New Option on a grant by grant basis (with fractional New Options greater than or equal to point five (.5) rounded up to the nearest whole New Option and fractional New Options less than point five (.5) rounded down to the nearest whole New Option).

The exchange ratios separately apply to each grant of options. This means that the various Eligible Options you hold may be subject to different exchange ratios.

Examples

•	If you exchange an option covering 1,000 shares with an exercise price of $18.00, on the New Option Grant Date you will receive a New Option for 570 shares.

•	If you exchange an option covering 1,025 shares with an exercise price of $18.00, on the New Option Grant Date you will receive a New Option for 584 shares.

•	If you exchange an option covering 1,000 shares with an exercise price of $21.00, on the New Option Grant Date you will receive a New Option for 520 shares.

All New Options will be subject to the terms of our 2004 Equity Incentive Plan, and to an option agreement entered into between you and Cutera. The current forms of option agreement under the 2004 Equity Incentive Plan are incorporated by reference as an exhibit to the Schedule TO with which this Offer to Exchange has been filed and are available on the SEC website at www.sec.gov.

The Expiration Date for this offer will be 9:00 p.m., Pacific Time, on July 6, 2009, unless we extend the offer. We may, in our discretion, extend the offer, in which event the Expiration Date will refer to the latest time and date at which the extended offer expires. See Section 15 of this Offer to Exchange for a description of our rights to extend, terminate, and amend the offer.

3.	Purpose of the offer.

We believe that this offer will foster retention of our valuable employees and better align the interests of our employees and non-employee stockholders to maximize stockholder value. We issued the currently outstanding options to attract and retain the best available personnel and to provide additional incentive to our employees. Some of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price for our stock. These options are commonly referred to as being “underwater.” By making this offer, we intend to provide Eligible Employees with the opportunity to own New Options that over time may have greater potential to increase in value.

We chose to make this offer instead of simply granting more options for a number of reasons. This offer is designed to decrease our option overhang, which is the number of options outstanding as a percent of the total number of common shares outstanding. Further, Cutera does not have authority to grant a sufficient number of stock options to make grants to employees that would achieve the same anticipated benefits to employees and stockholders that this program does, while allowing Cutera to maintain the flexibility it needs to provide ongoing grants, award additional options to recognize employee performance and grant options to newly hired employees.

In addition, this offer would also enable us to recapture value from compensation costs that we already are incurring with respect to outstanding equity awards that currently have very little motivational impact due to the options being underwater. We believe it is not an efficient use of our resources to recognize compensation expense on awards that do not provide value to our employees. Under applicable accounting rules, we are required to recognize compensation expense related to these awards, even if these awards are never exercised. By replacing options that have little or no retentive or incentive value with a lesser number of new options with an exercise price equal to the fair market value of our common stock on the date of the New Option Grant Date, we would increase the retentive and incentive values of the options.

We believe structuring the program in this manner is in the best interests of our employees and stockholders because it should give incentive to our employees with appropriate stock options, reduce the outstanding stock option overhang, and conserve options for future grants.

Except as otherwise disclosed in this offer or in our SEC filings, we presently have no written agreements that relate to or would result in:

•	Any extraordinary transaction, such as a merger, reorganization or liquidation involving Cutera;

•	Any purchase, sale or transfer of a material amount of our assets;

•	Any material change in our present dividend rate or policy, or our indebtedness or capitalization;

•

Any change in our present board of directors or management, including a change in the number or term of directors or to fill any existing board vacancies or to change any executive officer’s material terms of employment;

•	Any other material change in our corporate structure or business;

•	Our common stock being delisted from the Nasdaq Global Market or not being authorized for quotation in an automated quotation system operated by a national securities association;

•	Our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

•	The suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act;

•	The acquisition by any person of a material amount of our securities or the disposition of a material amount of any of our securities; or

•	Any change in our certificate of incorporation or bylaws, or any actions that may impede the acquisition of control of us by any person.

Neither we nor our board of directors makes any recommendation as to whether you should accept this offer, nor have we authorized any person to make any such recommendation. You should evaluate carefully all of the information in this offer and consult your own investment and tax advisors. You must make your own decision about whether to participate in this offer.

4.	Procedures for electing to exchange options.

Proper election to exchange options.

Participation in this offer is completely voluntary. To participate in this offer, you must do the following before 9:00 p.m., Pacific Time, on July 6, 2009:

1.	Properly complete and sign the enclosed election form.

2.	Deliver the properly completed and signed election form to our stock administrator, Abbey Bautista, by either faxing it to (415) 715-3563 or hand delivering it to her on the second floor of our main offices at 3240 Bayshore Blvd., Brisbane, California 94005.

The expiration date will be 9:00 p.m., Pacific Time, on July 6, 2009, unless we extend the offer.

If you participate in this offer, you may exchange some or all of your Eligible Options. To help you recall your outstanding Eligible Option grants and give you the information that you need to make an informed decision, we will be distributing to you a summary of your outstanding Eligible Options.

Your election to participate becomes irrevocable after 9:00 p.m., Pacific Time, on July 6, 2009, unless the offer is extended past that time, in which case your election will become irrevocable after the new Expiration Date. After you have submitted an election form, you may change your mind and withdraw from the offer at any time before the Expiration Date, as described in Section 5. You may change your mind as many times as you wish, but you will be bound by the last properly submitted election form (whether it designates your election to participate in the offer or your election to withdraw from participating in the offer) that we receive before the Expiration Date.

The delivery of all documents, including election forms, is at your risk. Only documents that are complete, signed and actually received by our stock administrator, Abbey Bautista, either by fax or hand delivery by the deadline will be accepted. Documents submitted by any other means, including U.S. mail (or other post) and Federal Express (or similar delivery service), are not permitted and will not be accepted. We intend to confirm the receipt of your election form by e-mail within two (2) U.S. business days of the receipt of your election form. If you have not received an e-mail or letter confirmation, we recommend that you confirm that we have received your election form.

This is a one-time offer, and we will strictly enforce the election period. We reserve the right to reject any election forms submitted in connection with the exchange that we determine are not in appropriate form or that we determine are unlawful to accept. Subject to the terms and conditions of this offer, we will accept all properly submitted election forms that are received during the term of this offer.

Our receipt of your election form is not by itself an acceptance of your options for exchange. For purposes of this offer, we will be deemed to have accepted options for exchange that are validly elected to be exchanged and are not properly withdrawn as of the time when we give oral or written notice to the option holders generally of our acceptance of options for exchange. We may issue this notice of acceptance by press release, e-mail or other form of communication. Options accepted for exchange will be cancelled on the Cancellation Date, which we presently expect will be July 6, 2009.

Determination of validity; rejection of options; waiver of defects; no obligation to give notice of defects.

We will determine, in our discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance of any election forms. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any election form or any options elected to be exchanged that we determine are not in appropriate form or that we determine are unlawful to accept. We will accept all properly tendered Eligible Options that are not validly withdrawn. We also reserve the right to waive any of the conditions of the offer or any defect or irregularity in any tender of any particular options or for any particular option holder; provided that if we grant any such waiver, it will be granted with respect to all option holders and tendered Eligible Options. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any notice. This is a one-time offer. We will strictly enforce the election period, subject only to an extension that we may grant in our discretion.

Our acceptance constitutes an agreement.

Our acceptance of your options for exchange will constitute a binding agreement between Cutera and you upon the terms and subject to the conditions of this offer.

5.	Withdrawal rights and change of election.

You may change your election with respect to your Eligible Options only in accordance with the provisions of this section.

You may change your election with respect to your Eligible Options at any time before the Expiration Date, which is expected to be 9:00 p.m., Pacific Time, on July 6, 2009. If we extend the offer, you may change your Eligible Options at any time until the extended Expiration Date.

In addition, although we intend to accept all validly tendered Eligible Options promptly after the expiration of this offer, if we have not accepted your options by 9:00 p.m., Pacific Time, on August 3, 2009, you may withdraw your tendered options at any time thereafter.

To validly change or withdraw your election with respect to your Eligible Options, you must properly complete and deliver a new election form to our stock administrator, Abbey Bautista, by either faxing it to (415) 715-3563 or hand delivering it to her on the second floor of our main offices at 3240 Bayshore Blvd., Brisbane, California 94005 before 9:00 p.m., Pacific Time, on July 6, 2009, unless we extend the offer. You may change your mind as many times as you wish, but you will be bound by the last properly submitted election form (whether it designates your election to participate in the offer or your election to withdraw from participating in the offer) that we receive before the Expiration Date.

Neither we nor any other person is obligated to give you notice of any defects or irregularities in any election form, nor will anyone incur any liability for failure to give any notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of election forms. Our determination of these matters will be final and binding.

The delivery of all documents, including election forms, is at your risk. Only documents that are complete, signed and actually received by our stock administrator, Abbey Bautista, by fax or hand delivery by the deadline will be accepted. Documents submitted by any other means, including U.S. mail (or other post) and Federal Express (or similar delivery service), are not permitted and will not be accepted. We intend to confirm the receipt of your election form by e-mail within two (2) U.S. business days of the receipt of your election form. If you have not received an e-mail or letter confirmation, we recommend that you confirm that we have received your election form.

6.	Acceptance of options for exchange and issuance of New Options.

Upon the terms and conditions of this offer and promptly following its expiration, we will accept for exchange and cancel all Eligible Options validly elected for exchange and not properly withdrawn. Those options will be cancelled as of the Cancellation Date, which we anticipate to be July 6, 2009. Once the Eligible Options have been cancelled, you will no longer have any rights with respect to those options. In addition, as discussed in Sections 9 and 14 of this Offer to Exchange, your New Options will be treated as nonstatutory stock options for U.S. tax purposes.

For purposes of the offer, we will be deemed to have accepted options for exchange that are validly tendered and are not properly withdrawn as of the time when we give oral or written notice to the option holders generally of our acceptance for exchange of the options. This notice may be made by press release, e-mail or other method of communication. Subject to our rights to terminate the offer, discussed in Section 16 of this Offer to Exchange, we expect that we will accept, promptly after the expiration of this offer, all validly tendered options that have not been properly withdrawn.

We will grant the New Options on the New Option Grant Date. We expect the New Option Grant Date to be July 6, 2009. All New Options will be granted under our 2004 Equity Incentive Plan and will be subject to an option agreement between you and Cutera. The number of New Options you will receive will be determined in accordance with the exchange ratio described in Section 2 of this Offer to Exchange. After the Expiration Date, you will receive your option agreement in accordance with our customary procedures.

Options that we do not accept for exchange will remain outstanding until they are exercised or cancelled or expire by their terms and will retain their current exercise price, current vesting schedule and current term.

7.	Conditions of the offer.

Notwithstanding any other provision of this offer, we will not be required to accept any options tendered for exchange, and we may terminate the offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after the date this offer begins, and before the Expiration Date, any of the following events has occurred, or has been determined by us, in our reasonable judgment, to have occurred:

•

There will have been threatened or instituted or be pending any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the offer or otherwise relating in any manner, to the offer;

•

Any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction will have been proposed, enacted, enforced or deemed applicable to the offer, any of which might restrain, prohibit or delay completion of the offer or impair the contemplated benefits of the offer to us (see Section 3 of this Offer to Exchange for a description of the contemplated benefits of the offer to us);

•	There will have occurred:

–	any general suspension of trading in, or limitation on prices for, our securities on any national securities exchange or in an over-the-counter market in the U.S.,

–	the declaration of a banking moratorium or any suspension of payments to us in respect of banks in the U.S.,

–	any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, might affect, the extension of credit to us by banks or other lending institutions in the U.S.,

–	in our reasonable judgment, any extraordinary or material adverse change in U.S. financial markets generally,

–	the commencement, continuation or escalation of a war or other national or international calamity directly or indirectly involving the U.S., which could reasonably be expected to affect materially or adversely, or to delay materially, the completion of this offer, or

–	if any of the situations described above existed at the time of commencement of this offer and that situation, in our reasonable judgment, deteriorates materially after commencement of this offer;

•

A tender or exchange offer, other than this exchange offer, for some or all of our shares of outstanding common stock, or a merger, acquisition or other business combination involving us, will have been proposed, announced or made by another person or entity or will have been publicly disclosed or we will have learned that:

–	any person, entity or “group” within the meaning of Section 13(d)(3) of the Exchange Act acquires more than 5% of our outstanding shares of common stock, other than a person, entity or group that had publicly disclosed such ownership with the SEC prior to the date of commencement of this offer,

–	any such person, entity or group that had publicly disclosed such ownership prior to the commencement of this offer will acquire additional common stock constituting more than 1% of our outstanding shares, or

–	any new group will have been formed that beneficially owns more than 5% of our outstanding shares of common stock that in our judgment, and regardless of the circumstances, makes it inadvisable to proceed with this offer or with acceptance for exchange of Eligible Options;

•

There will have occurred any change, development, clarification or position taken in generally accepted accounting principles that could or would require us to record for financial reporting purposes compensation expense against our earnings in connection with the offer, other than as contemplated as of the commencement date of this offer (as described in Section 12 of this Offer to Exchange);

•	Any event or events occur that have resulted or is reasonably likely to result, in our reasonable judgment, in a material adverse change in our business or financial condition;

•

Any event or events occur that have resulted or may result, in our reasonable judgment, in a material impairment of the contemplated benefits of the offer to us (see Section 3 of this Offer to Exchange for a description of the contemplated benefits of the offer to us); or

•

Any rules or regulations by any governmental authority, the Financial Industry Regulatory Authority, the Nasdaq Global Market, or other regulatory or administrative authority or any national securities exchange have been enacted or enforced against, or deemed applicable to, us that that resulted, or may result in our reasonable judgment, in a material adverse change in our business or financial condition or in a material impairment of the contemplated benefits of the offer to us.

If any of the above events occur, we may:

•	Terminate this offer and promptly return all tendered Eligible Options to the holders;

•	Complete and/or extend this offer and, subject to your withdrawal rights, retain all tendered Eligible Options until the extended exchange offer expires;

•	Amend the terms of this offer; or

•	Waive any unsatisfied condition and, subject to any requirement to extend the period of time during which this offer is open, complete this offer.

The conditions of this offer are for our benefit. We may assert them in our discretion anytime before the Expiration Date, regardless of the circumstances giving rise to them. We may waive any condition, in whole or in part, at any time and from time to time before the Expiration Date, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. Any determination we make concerning the events described in this Section 7 will be final and binding upon all persons.

8.	Price range of shares underlying the options.

The Cutera common stock that underlies your options is traded on the Nasdaq Global Market under the symbol “CUTR.” The following table shows, for the periods indicated, the high and low closing sales price per share of our common stock as reported by the Nasdaq Global Market.

	High	Low
Fiscal Year Ended December 31, 2007
1st Quarter	$37.48	$27.06
2nd Quarter	$38.39	$23.40
3rd Quarter	$26.55	$20.84
4th Quarter	$27.04	$14.44
Fiscal Year Ended December 31, 2008
1st Quarter	$15.53	$11.70
2nd Quarter	$13.91	$8.98
3rd Quarter	$12.28	$9.10
4th Quarter	$10.58	$7.47
Fiscal Year Ending December 31, 2009
1st Quarter	$8.71	$5.57
2nd Quarter (through May 29, 2009)	$7.98	$5.93

On May 29, 2009, the last reported sale price of our common stock, as reported by the Nasdaq Global Market, was $7.78 per share.

You should evaluate current market quotes for our common stock, among other factors, before deciding whether or not to accept this offer.

9.	Source and amount of consideration; terms of New Options.

Consideration.

We will issue New Options in exchange for Eligible Options properly elected to be exchanged by you and accepted by us for such exchange. Subject to the terms and conditions of this offer, upon our acceptance of your properly tendered Eligible Options, you will receive a lesser number of New Options based on the exchange ratio described in Section 2 of this Offer to Exchange. For purposes of applying this ratio, fractional New Options will be rounded to the nearest whole New Option on a grant by grant basis (with fractional New Options greater than or equal to point five (.5) rounded up to the nearest whole New Option and fractional New Options less than point five (.5) rounded down to the nearest whole New Option). In addition, New Options will be unvested as of the New Option Grant Date and will be subject to an additional six months of vesting as described below under “Vesting and Exercisability.”

If we receive and accept tenders from Eligible Employees of all Eligible Options, then, subject to the terms and conditions of this offer, we will grant New Options to purchase a total of approximately 496,084 shares of our common stock, or approximately 53% of all Eligible Options as of May 29, 2009.

General terms of New Options.

New Options will be granted under our 2004 Equity Incentive Plan. All New Options will be subject to the terms of the 2004 Equity Incentive Plan and to an option agreement between you and Cutera. The terms and conditions of the New Options may vary from the terms and conditions of the options that you tendered for exchange, but such changes generally will not substantially and adversely affect your rights. However, your New Options will be classified for U.S. tax purposes as nonstatutory stock options and will be subject to an additional six months of vesting, regardless of whether the Exchanged Options were fully or partially vested.

The following description summarizes the material terms of our 2004 Equity Incentive Plan. Our statements in this Offer to Exchange concerning the 2004 Equity Incentive Plan and the New Options are merely summaries and are not complete. These statements are subject to, and are qualified in their entirety by reference to, the 2004 Equity Incentive Plan, and the forms of option agreement for grants made under the 2004 Equity Incentive Plan. Those forms of option agreements have been filed as exhibits to the Schedule TO of which this offer is a part and are available on the SEC website at www.sec.gov. Please contact our stock administrator, Abbey Bautista, by telephone ((415) 657-5563) or e-mail (abautista@cutera.com) to receive a copy of the 2004 Equity Incentive Plan and the relevant form of option agreement thereunder. We will promptly furnish you copies of these documents upon request at our expense.

Plans.

Our 1998 Stock Plan permits the granting of incentive stock options, nonstatutory stock options and stock purchase rights. Our 2004 Equity Incentive Plan permits the granting of incentive stock options, nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares. We stopped granting equity awards under our 1998 Stock Plan following the initial public offering of common stock in 2004.

As of May 29, 2009, the maximum number of common shares subject to options currently outstanding under the 2004 Equity Incentive Plan and 1998 Stock Plan was 2,062,857 and 422,433, respectively. As of May 29, 2009, the maximum number of shares available for future issuance under the 2004 Equity Incentive Plan was 2,121,424 shares. The 2004 Equity Incentive Plan is administered by the compensation committee of our board of directors, which we refer to as the administrator. Subject to the other provisions of the 2004 Equity Incentive Plan, the administrator has the power to determine the terms, conditions, and restrictions of the options granted, including the number of options and the vesting schedule.

Exercise price.

The exercise price of an option granted under the 2004 Equity Incentive Plan generally is determined by the administrator; provided, however, that the exercise price of an option shall in no event be less than 100% of the fair market value of a share of our common stock on the date of grant.

Vesting and Exercisability.

The vesting applicable to an option granted under the 2004 Equity Incentive Plan generally is determined by the administrator in accordance with the terms of such Plan. The New Options will be unvested as of the New Option Grant Date and will be subject to an additional six months of vesting, regardless of whether your Eligible Options were wholly or partially vested on the Cancellation Date. This means that all New Options will be fully unvested as of the New Option Grant Date, regardless of whether the exchanged Eligible Options were partially or wholly vested at that time. New Options that replace Eligible Options that were fully vested as of the New Option Grant Date will fully vest six months following the New Option Grant Date. New Options replacing Eligible Options that were not vested as of the New Option Grant Date will have vesting schedules that extend six months beyond the original vesting date of the Eligible Options. All vesting of all options is subject to your continued service to Cutera through each relevant vesting date. As a result, if your service with us terminates (for any reason or no reason) within six months of the New Option Grant Date, your New Options will expire unvested, and you will not be able to exercise any portion of your New Options.

Examples

Assuming the Offer to Exchange expires and New Options are granted on July 6, 2009

•

If your Exchanged Options were fully vested as of the Cancellation Date, then the New Options will fully vest on January 6, 2010 (six months from July 6, 2009), subject to your continued service to Cutera.

•

If a portion of your Exchanged Options was partially vested as of the Cancellation Date and the next scheduled vesting date is August 10, 2009, then, a portion of the New Options will vest on January 6, 2010 (six months from July 6, 2009) to the same extent that the Exchanged Options were vested as of the Cancellation Date, as adjusted to account for the exchange ratio, and the next vesting date thereafter will be February 10, 2010 (six months from August 10, 2009), with the number of shares to vest adjusted to account for the exchange ratio, subject to your continued service to Cutera through each vesting date.

Adjustments upon certain events.

Events occurring before the New Option Grant Date. Although we are not anticipating any merger or acquisition of Cutera, if we merge or consolidate with or are acquired by another entity, prior to the expiration of the offer, you may choose to withdraw any options which you tendered for exchange, and your options will be treated in accordance with the option plan under which they were granted and your option agreement.

Further, if Cutera is acquired prior to the expiration of the offer, we reserve the right to withdraw the offer, in which case your Eligible Options and your rights under them will remain intact and exercisable for the time period set forth in your option agreement, and you will receive no New Options in exchange for them. If Cutera is acquired prior to the expiration of the offer but does not withdraw the offer, we (or the successor entity) will notify you of any material changes to the terms of the offer or the New Options, including any adjustments to the exercise price and number of shares that will be subject to the New Options. Under such circumstances, the type of security and the number of shares covered by your New Options would be adjusted based on the consideration per share given to holders of our common stock in connection with the acquisition. As a result of this adjustment, you may receive New Options covering more or fewer shares of the acquiror’s common stock than the number of shares subject to the Eligible Options that you tendered for exchange or than the number you would have received pursuant to the New Options if no acquisition had occurred.

If we are acquired by or merge with another company, your cancelled options might be worth more than the New Options that you receive in exchange for them.

A transaction involving us, such as a merger or other acquisition, could have a substantial effect on our stock price, including significantly increasing the price of our common stock. Depending on the structure and terms of this type of transaction, option holders who elect to participate in the offer might be deprived of the benefit of any appreciation in the price of our common stock that could result from the merger or acquisition. This could result in a greater financial benefit for those option holders who did not participate in this offer and retained their original options.

Finally, if another company acquires us, that company may, as part of the transaction or otherwise, decide to terminate some or all of our employees before the completion of this option exchange program. Termination of your employment for this or any other reason before the New Option Grant Date means that the tender of your Eligible Options will not be accepted, you will keep your Eligible Options in accordance with their original terms, and you will not receive any New Options or other benefit for your tendered options.

Events occurring after the New Option Grant Date.

In the event that any dividend or other distribution (whether in the form of cash, shares of our common stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of our common stock or other securities of Cutera, or other change in our corporate structure affecting the shares of our common stock occurs, the administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2004 Equity Incentive Plan, shall appropriately adjust the number and class of shares that may be delivered under the 2004 Equity Incentive Plan and/or the number, class, and price of shares covered by each outstanding award, and the numerical share limits of the 2004 Equity Incentive Plan.

If Cutera liquidates or dissolves, to the extent not previously exercised or settled, your outstanding options will terminate immediately before the consummation of the dissolution or liquidation.

Our Plans provide that in the event of a transaction described in the Plans, such as a merger of Cutera, a sale of substantially all our assets, or a change in control of Cutera as described in the 2004 Equity Incentive Plan, each outstanding award will be assumed or equivalent awards will be substituted by the successor corporation or a parent or subsidiary of the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding award, then vesting will accelerate as to all of the shares of common stock subject to such award, and with respect to options, the plan’s administrator will notify the holder that the option will be fully vested and exercisable for a period of time determined by the administrator (fifteen (15) days under the 1998 Stock Plan), and will terminate upon expiration of such period.

Transferability of options.

Options generally may not be transferred, other than by will or through a beneficiary designation as permitted under local law, and only you may exercise your option.

Registration of shares underlying New Options.

All of the shares of Cutera common stock issuable upon exercise of New Options have been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) on registration statements on Form S-8 filed with the SEC. Unless you are an employee who is considered an affiliate of Cutera for purposes of the Securities Act, you will be able to sell the shares issuable upon exercise of your New Options free of any transfer restrictions under applicable U.S. securities laws. However, you may be restricted from selling any such shares due to other reasons, such as restrictions relating to Cutera’s insider trading compliance program.

Tax consequences.

If you are a U.S. tax resident, you should refer to Section 14 of this Offer to Exchange for a discussion of the U.S. federal income tax consequences of the New Options and Exchanged Options, as well as the consequences of accepting or rejecting this offer. If you are a citizen or resident of more than one country, you should be aware that there might be other tax and social insurance consequences that may apply to you. We strongly recommend that you consult with your own advisors to discuss the consequences to you of this transaction.

10.	Information concerning Cutera.

Our principal executive offices are located at 3240 Bayshore Blvd., Brisbane, California 94005, and our telephone number is (415) 657-5500. Questions regarding this option exchange should be directed to Abbey Bautista at Cutera at abautista@cutera.com or (415) 657-5563.

Cutera is a leading provider of laser and other light-based aesthetic systems for practitioners worldwide. Since 1998, we have been developing innovative, easy-to-use products that enable physicians and other qualified practitioners to offer safe and effective aesthetic treatments to their patients.

Our corporate headquarters and U.S. operations are located in Brisbane, California, where we conduct our manufacturing, warehousing, research, regulatory, sales, service, marketing and administrative activities. In the United States, we market, sell and service our products primarily through direct sales and service employees and through a distribution relationship with PSS World Medical Shared Services, Inc., a wholly-owned subsidiary of PSS World Medical, or PSS, which has over 700 sales representatives serving physician offices throughout the United States. In addition, we also sell certain items, like Titan hand piece refills and marketing brochures, through the Internet.

International sales are generally made through direct sales employees and through a worldwide distributor network in over 30 countries. Outside the United States, we have a direct sales presence in Australia, Canada, France, Japan, Spain, Switzerland and the United Kingdom.

The financial information included in our quarterly report on Form 10-Q for the quarter ended March 31, 2009 and our annual report on Form 10-K for the fiscal year ended December 31, 2008 is incorporated herein by reference. Please see Section 18 of this Offer to Exchange titled, “Additional Information,” for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.

We had a book value per share of $8.38 on March 31, 2009 (calculated using the book value of $111,295,000 divided by 13,288,000 outstanding shares of our common stock).

The following table sets forth our ratio of earnings to fixed charges for the periods specified:

	Three Months Ended March 31				Years Ended December 31,
	2009		2008		2008		2007
Ratio of earnings to fixed charges	N/A	*	N/A	*	N/A	*	28

*-	We had a net loss before provision for income taxes and fixed charges in the three months ended March 31, 2009 and 2008 and in the year ended December 31, 2008; therefore, the calculation of our ratio of earnings to fixed charges for such periods is not applicable.

11.	Interests of directors and Executive Officers; transactions and arrangements concerning the options.

A list of our directors and Executive Officers is attached to this Offer to Exchange as Schedule A. Our Executive Officers and independent members of our board of directors may not participate in this offer. As of May 29, 2009, our Executive Officers and directors (eight (8) persons) as a group held options unexercised and outstanding under our Plans to purchase a total of 856,584 of our shares, which represented approximately 34% of the shares subject to all options outstanding under our Plans as of that date.

The following tables below set forth the beneficial ownership of each of our Executive Officers and directors of options under the Plans outstanding as of May 29, 2009. The percentages in the tables below are based on the total number of outstanding options (i.e., whether or not eligible for exchange) to purchase shares of our common stock under the Cutera, Inc. 2004 Equity Incentive Plan and the 1998 Stock Plan, which was 2,492,790 as of May 29, 2009. As noted on the table, our Executive Officers and independent members of our board of directors are not eligible to participate in the offer.

Name of Beneficial Owner (1)	Position	Number of Options Beneficially Owned as of May 29, 2009	Percentage of All Outstanding Options Beneficially Owned as of May 29, 2009	Options Granted in June 2009 (within 60 Days of the Commencement of the Offer)
Non-employee Directors:

David B. Apfelberg, MD	Director	52,000	2.1%	—
Annette J. Campbell-White	Director	62,000	2.5%	—
David A. Gollnick	Director	41,126	1.7%	—
W. Mark Lortz	Director	62,000	2.5%	—
Jerry P. Widman	Director	62,000	2.5%	—
Timothy J. O’Shea	Director	42,000	1.7%	—

Name of Beneficial Owner (1)	Position	Number of Options Beneficially Owned as of May 29, 2009	Percentage of All Outstanding Options Beneficially Owned as of May 29, 2009	Options Granted in June 2009 (within 60 Days of the Commencement of the Offer)
Executive Officers (including employee director):

Kevin P. Connors	Director, President and CEO	351,633	14.1%	120,000	(2)
Ronald J. Santilli	CFO and Executive Vice President	183,825	7.4%	55,000	(2)

All directors and executive officers as a group (8 persons)		856,584	34.5%

[1]	None of the individuals listed in this table are eligible to participate in the offer.
[2]	Options granted in June 2009.

In June 2009, pursuant to the recommendation from our Compensation Committee, our board of Directors granted a total of 826,167 options to purchase our common stock to employees, of which 175,000 was to our Executive Officers as shown in the table above.

Except as described above, neither we, nor any of our directors or Executive Officers, nor any affiliates of ours, were engaged in transactions involving options to purchase our common stock during the sixty (60) days before and including the commencement of this offer.

12.	Status of options acquired by us in the offer; accounting consequences of the offer.

Options that we acquire through the offer will be cancelled and the shares subject to those options will be returned to the pool of shares under the 2004 Equity Incentive Plan. To the extent shares returning to the 2004 Equity Incentive Plan are not fully reserved for issuance upon exercise of the New Options to be granted in connection with the offer, the shares will be available for future awards to employees and other eligible Plan participants without further stockholder action, except as required by applicable law or the rules of the Nasdaq Global Market or any other securities quotation system or any stock exchange on which our shares are then quoted or listed.

Pursuant to the accounting standards in effect under SFAS 123(R), we may be required to recognize additional compensation expense to the extent the New Options have a greater value than the Exchanged Options they replace.

13.	Legal matters; regulatory approvals.

We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of options and issuance of New Options as contemplated by the offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency or any Nasdaq listing requirements that would be required for the acquisition or ownership of our options as contemplated herein, except for certain exemptive or notice filings that may be required in certain countries outside the U.S. Should any additional approval, exemptive or notice filing or other action be required, we presently contemplate that we will seek such approval, make such filings or take such other action. However, we cannot assure you that we will seek such approval, make such filings or take such other action or that any such approval, filing or other action, if needed, could be obtained or made or what the conditions imposed in connection with such approvals or filings would entail or whether the failure to obtain any such approval, to make such filings or take any other action would result in adverse consequences to our business. Our obligation under the offer to accept tendered options for exchange and to issue New Options for tendered options is subject to the conditions described in Section 7 of this Offer to Exchange.

If we are prohibited by applicable laws or regulations from granting New Options or required to obtain a license or regulatory permit or make any other filing before granting New Options on the New Option Grant Date, we will not grant any New Options, unless we obtain the necessary license or make the requisite filing. We are unaware of any such prohibition at this time which cannot be satisfied by obtaining a license or permit or making a filing, and we will use reasonable efforts to effect the grant, but if the grant is prohibited or seems not feasible to us to be made on the New Option Grant Date we will not grant any New Options, and you will not receive any other benefit for the options you tendered.

14.	Material U.S. federal income tax consequences.

The following is a general summary of the material U.S. federal income tax consequences of participating in the exchange of options pursuant to the offer for those employees subject to U.S. federal income tax. This discussion is based on the U.S. Internal Revenue Code, its legislative history, treasury regulations thereunder, and administrative and judicial interpretations as of the date of this offering circular, all of which are subject to change, possibly on a retroactive basis. The federal tax laws may change and the federal, state, and local tax consequences for each employee will depend upon that employee’s individual circumstances. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders.

We recommend that you consult your own tax advisor with respect to the U.S. federal, state, local and any non-U.S. tax consequences of participating in the offer, as the tax consequences to you are dependent on your individual tax situation.

In addition, if you are a citizen or resident or subject to the tax laws of more than one country, you should be aware that there might be additional or different tax and social insurance consequences that may apply to you. We strongly recommend that you consult with your own tax advisor to discuss the personal tax consequences to you of participating in this offer.

New Options.

All Eligible Employees whose outstanding Eligible Options are exchanged for New Options under the offer should not be required to recognize income for U.S. federal income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable event.

The New Options will be classified for U.S. tax purposes as nonstatutory stock options.

Nonstatutory stock options.

Under current law, an option holder generally will not realize taxable income upon the grant of a nonstatutory stock option. However, when an option holder exercises the nonstatutory stock option, the difference between the exercise price of the option and the fair market value of the shares subject to the option on the date of exercise will be compensation income taxable to the option holder.

We generally will be entitled to a deduction equal to the amount of compensation income taxable to the option holder if we comply with eligible reporting requirements.

Upon disposition of the shares, any gain or loss is treated as capital gain or loss. If you were an employee at the time of the grant of the option, any income recognized upon exercise of a nonstatutory stock option generally will constitute wages for which withholding will be required.

15.	Material non-U.S. income tax consequences and certain other non-U.S. considerations.

If you are subject to tax in more countries other than the U.S., you should be aware that there may be other tax and social insurance consequences that may apply to you. We strongly recommend that you consult your own tax advisor to discuss these consequences.

16.	Extension of offer; termination; amendment.

We reserve the right, in our discretion, at any time and regardless of whether or not any event listed in Section 7 of this Offer to Exchange has occurred or is deemed by us to have occurred, to extend the period of time during which the offer is open and delay the acceptance for exchange of any options. If we elect to extend the period of time during which this offer is open, we will give you oral or written notice of the extension and delay, as described below. If we extend the Expiration Date, we will also extend your right to withdraw tenders of Eligible Options until such extended Expiration Date. In the case of an extension, we will issue a press release, e-mail or other form of communication no later than 6:00 a.m., Pacific Time, on the previously scheduled Expiration Date.

We also reserve the right, in our reasonable judgment, before the Expiration Date to terminate or amend the offer and to postpone our acceptance and cancellation of any options elected to be exchanged if any of the events listed in Section 7 of this Offer to Exchange occurs, by giving oral or written notice of the termination or postponement to you or by making a public announcement of the termination. Our reservation of the right to delay our acceptance and cancellation of options elected to be exchanged is limited by Rule 13e-4(f)(5) under the Exchange Act which requires that we must pay the consideration offered or return the options promptly after termination or withdrawal of a tender offer.

Subject to compliance with applicable law, we further reserve the right, before the Expiration Date, in our discretion, and regardless of whether any event listed in Section 7 of this Offer to Exchange has occurred or is deemed by us to have occurred, to amend the offer in any respect, including by decreasing or increasing the consideration offered in this offer to option holders or by decreasing or increasing the number of options being sought in this offer. As a reminder, if a particular option grant expires after commencement, but before cancellation under the offer, that particular option grant is not eligible for exchange. Therefore, if we extend the offer for any reason and if a particular option that was tendered before the originally scheduled expiration of the offer expires after such originally scheduled Expiration Date, but before the actual Expiration Date under the extended offer, that option would not be eligible for exchange.

The minimum period during which the offer will remain open following material changes in the terms of the offer or in the information concerning the offer, other than a change in the consideration being offered by us or a change in amount of existing options sought, will depend on the facts and circumstances of such change, including the relative materiality of the terms or information changes. If we modify the number of Eligible Options being sought in this offer or the consideration being offered by us for the Eligible Options in this offer, the offer will remain open for at least ten (10) U.S. business days from the date of notice of such modification. If any other term of the offer is amended in a manner that we determine constitutes a material change adversely affecting any holder of Eligible Options, we will promptly disclose the amendments in a manner reasonably calculated to inform holders of Eligible Options of such amendment, and we will extend the offer period so that at least five (5) U.S. business days, or such longer period as may be required by the tender offer rules, remain after such change.

For purposes of the offer, a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

17.	Fees and expenses.

We will not pay any fees or commissions to any broker, dealer or other person for soliciting options to be exchanged through this offer.

18.	Additional information.

This Offer to Exchange is part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This Offer to Exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision on whether to elect to exchange your options:

1.	Our quarterly report on Form 10-Q for the quarter ended March 31, 2009, filed with the SEC on May 4, 2009;

2.	Our annual report on Form 10-K for our fiscal year ended December 31, 2008, filed with the SEC on March 16, 2009;

3.	Our current reports on Form 8-K, as filed with the SEC on May 4, 2009 and May 26, 2009;

4.	Our definitive proxy statement on Schedule 14A for our 2009 annual meeting of stockholders, filed with the SEC on March 30, 2009; and

5.	The description of the Company’s common stock contained in the Registration Statement on Form 8-A (File No. 000-51532) filed pursuant to Section 12(g) of the Exchange Act, and as declared effective on March 30, 2004 including all material incorporated by reference therein and any subsequently filed amendments or reports filed for the purpose of updating such description.

These filings, our other annual, quarterly, and current reports, our proxy statements, and our other SEC filings may be examined, and copies may be obtained, at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s Internet site at http://www.sec.gov.

Each person to whom a copy of this Offer to Exchange is delivered may obtain a copy of any or all of the documents to which we have referred you, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents, at no cost, by writing to us at Cutera, Inc., 3240 Bayshore Blvd., Brisbane, California 94005, Attention: Abbey Bautista or telephoning her at (415) 657-5563.

As you read the documents listed above, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this Offer to Exchange, you should rely on the statements made in the most recent document.

The information contained in this Offer to Exchange about us should be read together with the information contained in the documents to which we have referred you, in making your decision as to whether or not to participate in this offer.

19.	Financial statements.

The financial information included in our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009 and our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 are incorporated herein by reference. Attached as Schedule B to this Offer to Exchange is a summary of our financial statements for our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009 and our Annual Report on Form 10-K for our fiscal year ended December 31, 2008. More complete financial information may be obtained by accessing our public filings with the SEC by following the instructions in Section 18 of this Offer to Exchange.

20.	Miscellaneous.

We are not aware of any jurisdiction in which the offer is made where the making of the offer is not in compliance with applicable law. We may become aware of one or more jurisdictions where the making of the offer is not in compliance with valid applicable law. If we cannot or choose not to comply with such law, the offer will not be made to, nor will options be accepted from, the option holders residing in such jurisdiction.

We have not authorized any person to make any recommendation on our behalf as to whether you should elect to exchange your options through the offer. You should rely only on the information in this document or documents to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with the offer other than the information and representations contained in this Offer to Exchange and in the related option exchange program documents. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation, or information as having been authorized by us.

Cutera, Inc.

June 8, 2009

SCHEDULE A

INFORMATION CONCERNING THE EXECUTIVE OFFICERS

AND DIRECTORS OF CUTERA, INC.

The directors and Executive Officers of Cutera, Inc. as of June 8, 2009 are set forth in the following table:

Name	Position and Offices Held
David B. Apfelberg, MD	Director
Annette J. Campbell-White	Director
Kevin P. Connors*	Director, President and CEO
David A. Gollnick	Director
W. Mark Lortz	Director
Jerry P. Widman	Director
Timothy J. O’Shea	Director
Ronald J. Santilli*	CFO and Executive Vice President

The address of each executive officer and director of Cutera is: c/o Cutera, Inc., 3240 Bayshore Blvd., Brisbane, California 94005.

*Executive Officers of Cutera, Inc.

None of the individuals listed above are eligible to participate in this option exchange program.

A-1

SCHEDULE B

FINANCIAL STATEMENTS

OF CUTERA, INC.

Selected Financial Data

The following selected statement of operations and balance sheet data should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2008 incorporated by reference in this document from Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2008, and our unaudited consolidated financial statements for the quarter ended March 31, 2009 incorporated by reference in this document from Part I, Item 1 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

The statement of operations data and the for the years ended December 31, 2008, 2007 and 2006 and the consolidated balance sheet data as of December 31, 2008 and 2007 have been derived from our audited financial statements incorporated by reference in this document. The statement of operations data for the quarters ended March 31, 2009 and March 31, 2008 and the balance sheet data as of March 31, 2009 has been derived from our unaudited consolidated financial statements incorporated by reference in this document. The selected statement of operations data for the years ended December 31, 2005 and 2004, and the balance sheet data as of December 31, 2006, 2005 and 2004 have been derived from audited financial statements which are not included in our 2008 Form 10-K incorporated by reference in this document. All numbers in the tables below are in thousands, except per-share amounts.

	Three Months Ended March 31,			Year Ended December 31,
	2009	2008		2008	2007	2006	2005	2004
Consolidated Statements of Operations Data (in thousands, except per share data):
Net revenue	$14,430	$21,618		$83,379	$101,726	$100,692	$75,620	$52,641
Cost of revenue	5,936	8,219		32,358	35,002	29,859	19,792	14,689

Gross profit	8,494	13,399		51,021	66,724	70,833	55,828	37,952

Operating expenses:
Sales and marketing	7,003	10,349		35,354	38,277	32,890	25,021	19,326
Research and development	1,743	1,785		7,550	7,169	6,473	5,353	4,549
General and administrative	2,520	2,941		11,270	11,721	15,192	8,782	8,924
Litigation settlement	850	—		—	—	18,935	—	—

Total operating expenses	12,116	15,075		54,174	57,167	73,490	39,156	32,799

Income (loss) from operations	(3,622)	(1,676)		(3,153)	9,557	(2,657)	16,672	5,153
Interest and other income, net	599	901		3,046	4,207	3,596	2,034	632
Other-than-temporary impairments of long-term investments	—	—		(3,554)	—	—	—	—

Income (loss) before income taxes	(3,023)	(775)		(3,661)	13,764	939	18,706	5,785
Provision (benefit) for income taxes	(1,195)	(233)		(792)	3,260	(1,184)	4,905	2,025

Net income (loss)	$(1,828)	$(542	) $	(2,869)	$10,504	$2,123	$13,801	$3,760

Net income (loss) available to common stockholders used in basic net income per share	$(1,828)	$(542	) $	(2,869)	$10,504	$2,123	$13,801	$3,284

Net income (loss) per share:
Basic	$(0.14)	$(0.04	) $	(0.22)	$0.80	$0.17	$1.20	$0.38

Diluted	$(0.14)	$(0.04	) $	(0.22)	$0.74	$0.15	$1.00	$0.31

Weighted-average number of shares used in per share calculations:
Basic	13,120	12,740		12,770	13,153	12,558	11,535	8,573

Diluted	13,120	12,740		12,770	14,228	14,278	13,864	12,222

		As of March 31, 2009		As of December 31,
				2008	2007	2006	2005	2004
Consolidated Balance Sheet Data (in thousands):
Cash and cash equivalents		$35,793		$36,540	$11,054	$11,800	$5,260	$7,070
Marketable investments		58,131		60,653	88,510	96,285	86,736	59,200
Long-term investments		9,463		9,627	7,429	—	—	—

Total cash and cash equivalents, marketable investments and long-term investments		103,387		106,820	106,993	108,085	91,996	66,270
Working capital		100,384		101,644	106,894	111,999	98,318	68,519
Total assets		134,672		137,476	138,653	133,875	111,958	80,549
Retained earnings		29,582		31,410	34,279	23,866	21,743	7,942
Total stockholders’ equity		111,295		112,108	109,353	109,732	97,177	68,456

B-1